UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Securisyn Medical, LLC

Legal status of Issuer:

       Form:

LLC

       Jurisdiction of Incorporation/Organization:

Colorado

       Date of Organization:

January 3, 2011

Physical Address of Issuer:

9609 S. University Blvd #631010, Littleton, CO 80163-1010

Website of Issuer:

https://www.securisyn.com/

Current Number of Employees:

0

	Most recent fiscal year-end: December 31, 2022	Prior fiscal year-end: December 31, 2021
Total Assets	$1,316,701	$851,987
Cash & Cash Equivalents	$372,183	$369,852
Accounts Receivable[1]	$101,781	$4,618
Short-term Liabilities	$3,996,505	$1,061,475
Long-term Liabilities	$3,004,210	$3,266,577
Revenues/Sales[2]	$4,243	$0
Cost of Goods Sold	$13,122	$0
Taxes Paid	$0	$0
Net Income (Loss)	($2,240,737)	($1,261,856)

(1) Accounts Receivable figures reflect non-dilutive grant income.
(2) Revenue/Sales figures reflect non-dilutive grant income.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, Canada, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virgiznia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Explanatory Note

Securisyn Medical, LLC (the "**Company**") is filing this Form C-AR (i) to include the Company's audited financial statements for fiscal years ended on December 31, 2022 and 2021, attached hereto as **Exhibit A** and modify the Company's disclosure of its financials for such periods; and (ii) to update certain other disclosures items in the Form C-AR to bring the disclosure current to December 31, 2022, and as applicable, to the date of this Form C-AR.

Securisyn Medical, LLC



Up to $5,000,000 of Crowd SAFE

ANNUAL REPORT FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2022

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Securisyn Medical, LLC, a Colorado limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing information for the fiscal year ended December 31, 2022 required by Regulation Crowdfunding ("**Regulation CF**") under the Securities Act of 1933, as amended (the "**Securities Act**") and related to the Crowd SAFE, or Simple Agreement for Future Equity (the "**Securities**"), offered and sold on a best-efforts basis (the "**Offering**") as described in the Form C (the "**Form C**") previously filed with the U.S Securities and Exchange Commission (the "**SEC**") , by the Company pursuant to Regulation CF under the Securities Act. A copy of this report may be found on the company's website at https://www.nada.co/cityfunds.

During fiscal year 2022, the Company raised a total of $111,884 of the Securities, with total number of Securities issued amounting to $114,121 (including the commission of 2% of the total number of the Securities sold in the Offering to the Intermediary (as defined below)), from investors through the sale of Securities through the Intermediary. The Offering was exempt from the registration requirements pursuant to Regulation CF under the Securities Act as described in the Form C and this Form C-AR. The Offering was closed on December 31, 2022.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

The date of this Form C-AR is June 9, 2023.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR and any exhibit attached hereto. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than OpenDeal Portal LLC dba Republic (the "**Intermediary**") has been authorized to host the Form C. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectation.

RISK FACTORS

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

The Company has a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was organized on January 1, 2011. The Company's only current source of income is from state and federal grants that have been won to fund the Company's product development initiatives. The Company received its first revenues from product sales in early 2022. This limited operating history increases the risk and uncertainty of making an investment in the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies. There can be no assurance that we will ever operate profitably. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no guarantee that the Company will become profitable.

The Company expects to incur net operating losses until such time as it is able to profitably sell one or more of the medical devices in its development pipeline. The losses are expected to result from the development of the medical devices and selling, general, and administrative ("**SG&A**") expenses associated with the operation of the Company. The Company will not be able to generate any net profits until such time as its sales revenue exceeds its expenses. There is no guarantee that the market will be receptive to any of the medical devices in the Company's portfolio. Even after the Company takes one or more of its medical devices to market, the Company will continue to incur substantial research, development, sales and marketing costs and may never become profitable. If the Company does not become profitable, all or part of an investment in the Company could be lost.

Health care crises could have an adverse effect on our business.

Particularly during 2020, several states and local jurisdictions imposed, and others in the future may impose, "shelter-in-place" orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Although the manufacturing facility we operate has continued to operate during the 2020-2021 COVID-19 pandemic due to its status as an essential business, we continue to monitor the evolving situation and cannot guarantee that the situation would be the same for any future pandemic. In the future, we may elect or be required to close temporarily which would result in a disruption in our activities and operations. Our supply chain, including transportation channels, may be impacted by any such restrictions as well. Any such disruption could impact our sales and operating results.

Widespread health crises also negatively affect economies which could affect demand for our products. While we plan to market our products for use for endotracheal intubation, in the event of a resurgence of COVID-19 or in the case of any future pandemic, there is no guarantee that revenues from SolidAIRity Flex® would offset the effects to our business in a global economic decline.

Health systems and other healthcare providers in our markets that provide procedures that may use our products have suffered financially and operationally and may not be able to return to pre-pandemic levels of operations. Travel and import restrictions may also disrupt our ability to manufacture or distribute our devices.
Any import or export or other cargo restrictions related to our products, or the raw materials used to manufacture our products could restrict our ability to manufacture and ship products and harm our business, financial condition, and results of operations.

Our key personnel and other employees could still be affected by COVID-19 or any future pandemic, which could affect our ability to operate efficiently.

A weakening of U.S. and international macroeconomic conditions, including, but not limited to, inflation and recessionary impacts, may harm our sales, profitability and results of operations.

Adverse economic conditions in the U.S. and international markets, including recent macroeconomic uncertainty and challenges and inflationary pressures resulting in part from the COVID-19 pandemic and governmental and regulatory responses to its effects, have negatively affected and may continue to negatively affect our revenues and operating results. Inflation rates in the U.S. have recently increased to levels not seen in decades resulting in federal action to increase interest rates, affecting capital markets, and reducing discretionary spending. Sales of our products may be negatively affected by adverse economic conditions impacting discretionary spending, including among others, recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures, inflationary pressures, increased taxation, disasters or disease outbreaks such as the COVID-19 pandemic, geopolitical events such as the conflict between Ukraine and Russia, and higher interest rates.

The ending of COVID-19 federal financial support for hospitals will add to ongoing labor expense and inflationary challenges and mean much of the healthcare sector will remain under pressure amid on-going recession fears. Although there may be a shift away from more expensive contract labor costs, hospitals are expected to pay higher salaries and provide more benefits to attract and retain staff. This trend is expected to set a new and higher baseline for hospital expenses. In addition, because of inflationary pressures on non-labor costs such as supplies, hospitals are more reluctant to adopt our technologies based on costs. In addition, pre-COVID macroeconomic factors remain unchanged. In fact, the COVID-19 pandemic exacerbated such existing macroeconomic trends related to new technology and a shift from inpatient to community-based healthcare delivery regime. The reduction in inpatient hospitals stays. Any continuing reduced customer demand due to adverse economic or market conditions could have a material adverse effect on our business, cause sales and profitability to suffer, and reduce operating cash flow.

Adverse economic and market conditions could also have a negative impact on others, such as creditors, third-party contractors and suppliers, causing them to fail to meet their obligations to us. The current trend of healthcare reimbursement rate increases from commercial payers will not likely keep up with the cost inflation of our products and will cause us to depend more on reimbursement from government payers, which have traditionally been the most challenging. This may materially lower overall reimbursements for our products and significantly and adversely affect our business.

Our future success is dependent upon our ability to create and expand a customer base for our products in hospitals and to increase adoption at our existing hospital accounts.

We market and sell our SolidAIRity Flex® to hospitals. We may not be successful in promoting adoption of our technologies in those targeted hospitals or increasing adoption at our existing hospital accounts, which may make it difficult for us to achieve broader market acceptance of these products and increase revenue.

The Company may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company will rely on third parties to manufacture its products, and any failure to develop and retain relationships with these third parties could negatively impact the Company's ability to manufacture its products.

The Company does not possess the internal capabilities, resources, or facilities to manufacture any of the components of any of its medical devices. The Company must therefore engage the services of contract manufacturing organizations to produce its products according to quality standards developed by the Company. The Company has engaged several contract manufacturing organizations capable of producing the finished devices for its medical devices. These manufacturers are in various stages of the necessary process required prior to full production.

Use of contract manufacturers exposes the Company to risks in the contract manufacturers' businesses, such as their potential inability or unwillingness to perform from a technical, operational, or financial standpoint. If the Company cannot obtain adequate quantities of its products from the contract manufacturers that the Company has identified, there can be no assurance that the Company will be able to access alternative manufacturing sources within a reasonable period of time, on acceptable terms, or at all. It is unclear whether another COVID-19 outbreak will emerge in the future. In the event of future COVID-19 pandemic-related restrictions, quarantines, shelter-in-place, stay-at-home, executive and similar government orders-or the perception that such orders, shutdowns or other restrictions on the conduct of business operations related to geopolitical unrest, could impact personnel at third-party manufacturing facilities in the United States and other countries such as China, or the availability or cost of materials, which would disrupt our supply chain. Additionally, such contract manufacturers are subject to audits by the U.S. Federal Food and Drug Administration ("**FDA**") and other foreign regulatory authorities for their manufacturing processes, and the Company has no control over such audits. The unavailability of adequate quantities of the any of the Company's finished devices, the inability to develop alternative sources, a reduction or interruption of the supply chain, or a significant increase in the price of manufacturing could have a material adverse effect on the Company.

We may be adversely affected by fluctuations in demand for, and prices of, raw materials and other supplies.

We use various raw materials and other supplies to manufacture our products. Although there are currently multiple suppliers for these materials and supplies, changes in demand for, and the market price of, these raw materials and supplies could significantly affect our ability to manufacture our products and, consequently, our profitability. The prices of these raw materials and supplies may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and the political and economic conditions of countries that produce rare earth minerals and products.

In addition, our agreements with our third party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies. We may in the future experience shortages and price fluctuations of certain key components and raw materials required in the manufacturing of our products, and the predictability of the availability and pricing of components and raw materials may be limited. Current or future supply chain interruptions that could be exacerbated by global political tensions, such as the situation in Ukraine, or the COVID-19 pandemic and government responses could negatively impact our ability to acquire such key components or materials. Component and raw material shortages or pricing fluctuations could be material in the future. In the event of a component or raw material shortage, supply interruption or material pricing change from suppliers of components or raw materials, we may not be able to develop alternate sources in a timely manner or at all in the case of sole or limited sources. During the latter half of 2022, we experienced a delay in manufacturing of our product because of raw material and supply issues. We have resumed normal manufacturing timeline of our products in April of 2023. To the extent we experience similar issues in the future, it could limit our ability to meet customer demand.

Developing alternate sources of supply for components or raw materials may be time consuming, difficult, and costly and we may not be able to source components or raw materials on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to fill orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain components or raw materials from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries. This could adversely affect our relationships with our customers and could cause delays in our ability to expand our operations. Even where we are able to pass increased component or raw material costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to buy components or raw materials in quantities sufficient to meet our requirements on a timely basis, we will not be able to have sufficient ability to meet customers demand, which may have a negative impact on our operations and financial results.

If the Company fails to obtain adequate healthcare reimbursement for product, our revenue-generating ability will be diminished, and there is no assurance that the anticipated market for our product will be sustained.

The Company's ability to commercialize our products with success may also depend, in part, on the extent to which coverage and adequate reimbursement to patients for the cost of such products and related treatment will be available from governmental health administration authorities, private health coverage insurers and other organizations. Adequate third-party coverage may not be available to patients to allow us to maintain price levels sufficient for us to realize an appropriate return on our investment in product development.

Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payers can be critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost alternatives are already available or subsequently become available.

Driven by these governmental and private efforts to contain health care costs, there is non-quantifiable risk that the SolidAIRity® Airway Stabilization System or the Ultra Safe Airway Management System will ultimately need to be sold to the Company's end-user customers (*e.g.*, hospitals, clinics, *etc*.) at discounted price levels demanded by those customers as their own reimbursement rates are compressed. Although the Company believes the beneficial elements of its technology may generate significant offsetting clinical care savings for its intended customers, there can be no assurance how the evolving health care marketplace may economically value the SolidAIRity® Airway Stabilization System in different sites of service over time.

If the Company fails to comply with federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

- the federal Anti-Kickback Statute, which constrains our marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
- federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;
- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which among other things created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
- the federal Physician Payments Sunshine Act, which, among other things, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under certain federal healthcare programs to report annually information related to "payments or other transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by certain healthcare professionals and their immediate family members;
- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, exclusion from participating in government healthcare programs, contractual damages, reputational harm and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could materially adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

The Company's business may lose certain key personnel or the Company may not be able to add additional key personnel necessary to reach its goals.

At this time, the Company's success is reliant on the expertise and commitment of the Company's Managers who implement the Company's financing and operational aspects of the Company's business. The continued relationship of each of these persons, but in particular Dr. Kanowitz and Mr. Bruning, is a critical aspect of the Company's success. If either of Dr. Kanowitz or Mr. Bruning should die, become disabled, or otherwise cease to participate in the

Company's business, the Company's ability to function could be severely impaired.

There is no assurance that the Company will be successful in retaining its officers or its other key personnel. The Company's future success will depend on its ability to attract, retain, and motivate additional skilled, diligent, and competent personnel to serve critical business operations functions, including accounting, office administration, human resources, vendor management, product fulfillment, quality assurance and sales. There is no assurance that the Company and such persons as the Company may identify in the future will be able to reach agreements for the provision of their employment services to the Company or that the Company will be able to successfully retain them once identified. The Company's inability to do so will materially and adversely affect the Company's business prospects, operating results and financial condition.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key person insurance will not ameliorate all of the risk of relying on key personnel. The Company's future success will depend on its ability to attract, retain, and motivate additional skilled, diligent, and competent personnel to serve critical business operations functions. There is no assurance that the Company and such persons as the Company may identify in the future will be able to reach agreements for the provision of their employment services to the Company or that the Company will be able to successfully retain them once identified. The Company's inability to do so could materially and adversely affect the Company's business prospects, operating results and financial condition.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company operates in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements, laws, and regulations.

The Company may manufacture or sell its products in international markets, which may subject the Company to additional business and regulatory risks.

In the future, the Company may introduce one or more of its medical devices to the market through partnerships in other countries. If the Company expands its geographic market, it will face additional ongoing complexities to its business and may encounter, among others, the following additional risks:

- Increased complexity and costs of managing international operations;
- Protectionist laws and business practices that favor local companies;
- Dependence on local vendors;
- Multiple, conflicting, and changing governmental laws and regulations;
- Difficulties in enforcing its legal rights;
- Reduced or limited protections of intellectual property rights;
- Lack of patent protection; and
- Political and economic instability.

A portion of the Company's international revenues might be denominated in foreign currencies. An increase in the value of the United States dollar relative to these currencies may make the Company's products more expensive and, thus, less competitive in foreign markets.

The Company may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Risks Related to Intellectual Property

We currently hold six patents and may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our issued patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, rendered unenforceable, or interpreted narrowly.

We have filed provisional patent applications. These patent applications may not result in issued patents, and as a result we may have limited protection of our proprietary technology in the marketplace.

We have filed seven provisional patent applications with the United States Patent and Trademark Office ("**USPTO**") that are in various stages or prosecution. It is impossible to predict whether or how these applications will result in any issued patent. Even if the pending application issues, it may issue with claims significantly narrower than those we currently seek.

The patent position of biotechnology companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the USPTO in granting patents are not always applied uniformly or predictably. Consequently, a patent may not issue from our pending patent applications. Therefore, we do not know the degree of future protection that we will have on any proprietary product or technology that we have or may develop.

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our commercial success will depend in part on obtaining and maintaining patent protection in the United States, as well as successfully defending these patents and trade secrets against third-party challenges. We seek to protect our proprietary position by filing patent applications in the United States related to our proposed products. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents cover them.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent does not foreclose challenges to its inventorship, scope, validity, or enforceability. Therefore, our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing, and regulatory review of new proposed products, patents protecting such proposed products might expire before or shortly after such proposed products are commercialized. As a result, our owned patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Risks Related to Regulatory Matters

The Company may fail to comply with one or more or the regulatory requirements applying to manufacturers of medical devices distributed in the United States.

Manufacturers of medical devices must register their establishments with the FDA (Title 21 CFR Part 807). Registration information must be verified, and an establishment registration fee paid annually. Most establishments that are required to register with the FDA are also required to list the devices that are made there and the activities that are performed on those devices (Title 21 CFR Part 807). The Company's Establishment Registration (3016112560) for 2022 is Active with device listing for its SolidAIRity Flex® Oral Endotracheal Tube Stabilizer under FDA product code CBH (Class I, 510(k) Exempt) 868.5770 Tracheal Tube Fixation Device. The Company could fail to obtain or maintain its establishment registration and/or device listings, which could prohibit the Company's products from being marketed or sold according to the Company's projections, materially affecting the Company and its business prospects.

For devices that require submission of a Premarket Notification 510(k), the manufacturer cannot commercially distribute the device until it receives a letter of substantial equivalence from FDA authorizing it to do so. The Company received a 510(k) Premarket Notification letter from FDA for its Class II SolidAIRity® III Airway Stabilization System on 10.09.2019. The Company's business plan assumes that its new smooth tube securement products are 510(k) exempt medical devices according to similar predicate and commercially available devices and will not require submission of a Premarket Notification 510(k). The FDA could regulate one of the Company's products under a different product code subject to 510(k) Premarket Notification. The FDA could also subject the device classification for one or more of the Company's product codes to 510(k) Premarket Notification. These or similar events could materially delay the

Company's products' entry into the market and prohibit the Company's products from being marketed or sold according to the Company's projections, materially affecting the Company and its business prospects.

Manufacturers of finished medical devices who intend to commercially distribute their products must comply with Quality System Regulations (Title 21 CFR Part 820) to help ensure that their products consistently meet applicable requirements and specifications. Such medical device manufacturers are subject to FDA inspections to assure compliance. FDA could determine during an inspection that the Company has failed to comply with Quality System Regulations and may impose restrictions on the Company that prohibit the Company's products from being marketed or sold according to the Company's projections, materially affecting the Company and its business prospects.

FDA may impose unforeseen conditions on the Company's products.

FDA may impose conditions on the Company's products, which the Company cannot foresee. These conditions could restrict, for example, how the Company's products may be marketed, used, or manufactured. The imposition of such restrictions could prohibit the Company's products from being marketed or sold according to the Company's projections and materially negatively affect the Company and its business prospects.

FDA may impose unforeseen conditions on the Company's products.

FDA may impose conditions on the Company's products, which the Company cannot foresee. These conditions could restrict, for example, how the Company's products may be marketed, used, or manufactured. The imposition of such restrictions could prohibit the Company's products from being marketed or sold according to the Company's projections and materially negatively affect the Company and its business prospects.

Risks Related to Competition

Competition may result in competing products, superior marketing, and lower revenues and profits for the Company.

There are not currently any breathing tube securement technologies on the market that use a ribbed interlocking accessory to restrain against tube movement. There are, however, a number of endotracheal tubes ("**ETT**") and commercial ETT holders on the market. Competitive ETTs, made by a variety of manufacturers including Medtronic (formerly Covidien), Teleflex, Kimberly Clark, etc., range from standard commodity devices to specialty devices designed to address clinical issues such as ventilator associated pneumonia (i.e., suction tubes, silver coated tubes). The Company believes that only a few of the other commercial ETT holders are currently viable competitors – the "Thomas Tube Holder" by Laerdal and the "AnchorFast" by Hollister – because these products are the most widely used in the market and the "GentleLock" by Teleflex and a soon to be released ETT holder by Medline – as these are both Hollister "copycat" devices.

Competitive methods for securing other smooth catheters, tubes and drains include tape, sutures, clamps, or dressings. Although many of these securement solutions are ineffective, allowing tubes to come out inadvertently and leading to an abundance of unnecessary cost related to complications, these solutions are significantly less expensive than the Company's products.

Many of the Company's competitors have substantially greater technological, financial, research and development ("**R&D**"), manufacturing, human and marketing resources, and experience than the Company does. These competitors may succeed in developing, manufacturing, and marketing products that are more effective or less costly than the Company's products or in commercializing similar products before the Company does. The competition for developing a commercial device utilizing the Company's Interlock™ technology is difficult to ascertain given the proprietary nature of the technology. There also is risk of unanticipated innovation and competition in the ETT industry itself. This risk cannot be quantified.

Risks Related to the Securities

The Securities are not freely tradable under the Securities Act until one year from the initial purchase date. Even if the Securities may be tradable under federal securities law, state securities regulations may apply. Additionally, holders of Securities will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Holders of Securities should be aware of the long-term nature of their investment in the Company.

If a transfer, resale, assignment or distribution of a Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Security, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, holders of Securities will only have a beneficial interest in the capital interests derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and the Nominee.

Holders of Securities will not become equity holders of the Company until the Company decides to convert the Securities into "Capital Interests" or until there is an IPO.

Holders of Securities will not have a direct or indirect ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted; holders of Securities may never become equity holders of the Company. Holders of Securities will not have an equity interest in the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into Capital Interests, in which case the Nominee will become the legal owner and holder of record. The Company is under no obligation to convert the Securities into Capital Interests. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, holders of Securities may only have a right to receive cash, to the extent available, rather than an equity interest in the Company.

Holders of Securities will not have voting rights, even upon conversion of the Securities into Capital Interests. Upon the conversion of the Securities into Capital Interests (which cannot be guaranteed), the Nominee will vote the Capital Interests in accordance with the majority holders of the Capital Interests.

Holders of Securities will not have the right to vote upon matters of the Company even if and when their Securities are converted into Capital Interests, which the occurrence is not guaranteed. Under the terms of the Securities, the Nominee will exercise voting control over the Securities. Upon conversion, the Capital Interests will continue to be voted in line with the majority of the voting power of the Capital Interests into which the Securities may convert into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, holders of Securities would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock, and such shares would be required to be subject to the terms of the Securities that allows the Nominee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Capital Interests. Thus, holders of Securities will not be able to vote upon any matters of the Company and have control over their investment in the Securities, unless the Securities or the Capital Interests are registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") or the services provided by the Nominee is terminated mutually by the Nominee, the holders of Securities, and the Company.

Holders of Securities will not be entitled to any inspection or information rights other than those required by law.

Holders of Securities will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to holders of Securities. This lack of information could put holders of Securities at a disadvantage in general and with respect to other security holders, including security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Holders of Securities will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which holders of Securities will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon an Equity Financing, and holders of Securities have no right to demand such conversion. Only in limited circumstances, such as a Change of Control or an IPO, may holders of Securities demand payment and even then, such payments could be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a Change of Control or an IPO, and holders of Securities may have to hold the Securities indefinitely.

The Company may never conduct an Equity Financing or elect to convert the Securities if such equity financing does occur. In addition, the Company may never undergo a Change of Control or an IPO such as a sale of the Company or an IPO. If the conversion of the Securities, a Change of Control or an IPO does not occur, holders of Securities could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not Capital Interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Capital Interests acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's capital interests are subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of capital interests resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the economic interests in the Company for holders of capital interests in the Company.

Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the capital interests receivable by the holders of the Securities upon a qualifying financing.

Capital Interests issued upon conversion of the Securities will not have the same rights as the capital interests offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into Capital Interests, which are shares or units of newly issued Preferred Interests or similar class or series of capital interests issued or sold by the Company in connection with an Equity Financing. To the extent that the Capital Interests have voting power, the Investor will not be able to vote as the Investor has appointed the Nominee to act as its agent and proxy in all respect. Even then, the Nominee will vote only in line with the majority of the voting power of the Capital Interests into which the Securities may convert into.

The forgoing paragraph is only a summary of the Capital Interests; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Instrument, which can be found on the Deal Page.

In the event of the dissolution or bankruptcy of the Company, holders of securities will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will not be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of Preferred Interests, have been paid in full. Neither holders of the Securities nor holders of Capital Interests can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand.

Risks Related to Litigation

The Company may face litigation or threatened litigation from existing investors, employees, contractors or third parties. Such litigation or threatened litigation could expose the Company to significant cost and liabilities and could materially affect the Company.

The Company may face litigation or threatened litigation with existing investors, employees, contractors or third parties. In the future the Company may be threatened with legal action related to the Company's business, intellectual property, contracts, or investors. In the future the Company may be subject to regulatory action.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or drugs caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidates or drugs that we may develop;
- injury to our reputation and significant negative media attention;
- withdrawal of clinical trial participants;
- significant costs to defend the related litigation;
- substantial monetary awards paid to trial participants or patients;
- loss of revenue;
- reduced resources of our management to pursue our business strategy; and
- the inability to commercialize any products that we may develop.

We currently hold $10 million in product liability insurance coverage in the aggregate, with a per incident limit of $10 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our business. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Securisyn Medical, LLC is a Colorado limited liability company formed in January 2011 and headquartered in Littleton, Colorado. The Company is an innovative developer of medical smooth tube securement solutions aimed to reduce preventable high-risk and costly complications associated with accidental tube dislodgements in adult and pediatric patients. The Company's robust new product development pipeline is centered around its breakthrough tube securement technology and is fueled by significant nondilutive grant funding from the United States Military, National Institutes of Health, and Colorado's Office of Economic Development & International Trade.

The Company's flagship product line, SolidAIRity®, is a family of the world's first and only endotracheal breathing tube, or ETT, securement systems featuring Interlock™, a patented ribbed breathing tube securement technology. Interlock™ replaces the traditionally smooth breathing tube surface with a rigid interface designed to provide strong and reliable securement against unintended movement or migration. Designed to deliver unmatched safety and stability in endotracheal intubation compared to legacy endotracheal tube holder options, the SolidAIRity® family of devices stand up to significantly more force than the leading competition, securing endotracheal tubes against up to 60 pounds of axial force.

An ETT is a medical device used to secure and maintain the airway of a patient who is incapable of maintaining his or her own airway and is also used as a conduit through which ventilation can be accomplished. Proper stabilization of the ETT is crucial to ensure that this life sustaining device is not unintentionally displaced. Unintentional displacement, or unplanned extubation, occurs frequently and is costly in-patient morbidity, patient mortality and healthcare expenses. On average, 7.3% of the approximately 1,650,000 mechanically ventilated patients each year in the United States experience an unplanned extubation. These nearly 121,000 patients, in turn, are exposed to a higher incidence of medical complications (e.g., pneumonia, brain injury) often resulting in increased total days on the ventilator, increased length of stay in the intensive care unit ("ICU") and hospital, and in extreme cases, even death. Annually, unplanned extubation contributes to 36,000 cases of ventilator associated pneumonia and 33,000 deaths. From a financial perspective, this means an average yearly increase of $4.9 billion in costs incurred from ICU stays, including labs, imaging, and pharmaceuticals, or an average of $40,992 per occurrence.

Unplanned extubation is currently managed through stabilization of the ETT by adhesive tape, twill ties, or commercial holders. There are numerous commercial ETT stabilizers of varying designs on the market. However, the historical approach of securing a patient's airway by attempting to grip a smooth, slippery plastic tube is not working. The Company does not believe that any of the currently advertised devices have provided an effective solution for preventing unplanned extubation because, among other things, no other manufacturer has introduced a device with a stabilization mechanism as part of the ETT itself. Despite the high number of competitive products on the market, the Company believes that unplanned extubation continues to pose a significant problem as it is common and costly in healthcare dollars, healthcare risks and patient morbidity and mortality. Further, the recent COVID-19 pandemic has exacerbated the risk of unplanned extubation in mechanically-ventilated patients who may also require prone positioning, as well as potential virus exposure to caregivers in the event of an accidental breathing tube removal.

All existing ETT require stabilization by an accessory device or method to prevent unplanned removal of the tube. All of the commonly used accessory restraint devices and methods of stabilization (i.e., adhesive tape, twill tape, Laerdal Thomas Tube Holder or Hollister-AnchorFast) are less than optimal because they utilize a pinching, squeezing, clamping, or adhesive mechanism to provide restraint against movement of the tube's smooth plastic surface. Consequently, the ETT can be moved from its preferred position in the patient's trachea in response to the application of forces on the tube and the interior diameter of the tube can become constricted, decreasing air flow through the tube.

In a critical area of healthcare that has failed to solve the ongoing problem of unplanned extubation, Securisyn® has invented a disruptive technology that the Company believes will change the paradigm of how life-sustaining breathing tubes are secured and protected.

Securisyn® aims to create safer airways by ridding the healthcare system of this preventable problem across the care continuum (from neonates through adults, and from the point of injury to long-term care) with its family of SolidAIRity® breathing tube securement technologies, which are interoperable with Interlock™. Interlock™ is the patented core enabling technology for our breathing tube securement family of products. Designed with a unique ribbed interface that bonds to commercially available breathing tubes for unmatched strength, improved durability, and fast, easy adjustments. And unlike other securement options, Interlock™ doesn't pinch, squeeze, or restrict air flow, providing patients with the full flow of oxygen they need. The result is unrivaled securement that outperforms tape and other leading commercial devices.

The Company's Products and Services

Product / Service	Description	Current Market
SolidAIRity Flex®	Our integrated ETT stabilization system is designed and patented to provide unmatched airway stability for ventilated patients. SolidAIRity Flex® is uniquely designed for: - Breathing tube securement in intensive care settings (emergency department and ICU) - Intuitive, easy use with familiar workflows - Rapid and precise depth and lateral positioning - Quick and easy securement to patients - Resistance to high extubation forces - Optimal skin-friendly patient comfort - Securement of adult size oral breathing tubes 6.0mm-8.0mm	Intensive care settings (emergency department and ICU)
SolidAIRity Flex® Pediatric & NICU	SolidAIRity Flex® Pediatric Extends SolidAIRity® technology to smaller ETT sizes	Pediatric & NICU
SolidAIRity	Our ruggedized breathing tube securement device is battlefield	Battlefield &

Frontline™	and civilian emergency medical services ("**EMS**") ready. SolidAIRity Frontline™ is uniquely designed for: - Breathing tube securement on the battlefield and civilian EMS - Rugged, easy, and skin-friendly use - Less tube and airflow constriction compared to other leading devices - Smooth patient transition from EMS into ICU with SolidAIRity Flex® compatibility - Rapid and precise depth positioning - Integrated bite block - A low, sturdy profile	Civilian EMS
Interlock™	Interlock™ is the patented core enabling technology for our breathing tube securement family of products. Designed with a unique ribbed interface that bonds to commercially available breathing tubes for unmatched strength and fast, easy adjustments.	Core-enabling technology for SolidAIRity Flex® & SolidAIRity Frontline™
Sentry CT™	Our integrated chest tube securement system, developed in collaboration with and funding from The Mayo Clinic and the United States Air Force, is the industry's first integrated chest wound seal and tube securement device offered in a single packaged solution. Sentry CT™ is uniquely designed for: - Dual use to treat sucking chest wounds or, when the combination of chest seal and CT securement is utilized, can rapidly secure the chest tube while sealing the incision - Fast, simple, and secure way to place and secure chest tubes - A stronger and faster alternative to sutures and tape - A low, sturdy profile Sentry CT™ also: - Offers the industry's first integrated chest wound seal and tube securement device in a single packaged solution. - Allows for the prevention, management, and treatment of a collapsed lung that can be life threatening. Sentry CT™'s vented chest seal acts as a one-way valve to allow air to exit the chest, while preventing it from re-entering. A novel silicone membrane maintains an airtight seal around a wide range of chest tube sizes. - Provides critical visual inspection and access to the incision site without compromising or contaminating the open wound. - Delivers quick and reliable chest tube securement that is two times stronger than tape and sutures	Intensive care and thoracic surgery

Business Plan

Securisyn Medical® has a simple go-to-market plan for SolidAIRity Flex®.

Knowing that we will always learn something when launching a new product, especially as a small startup, we wanted to avoid burning unnecessary money and resources by launching the product too early to a broad, untargeted market. In November 2021, the Company launched its FDA registered, Class I SolidAIRity Flex™ Adult ETT Securement device into its first live critical care setting for patient usage, receiving strong early validation of clinical efficacy and user satisfaction. In early to mid-2022 the Company brought on additional hospital sites and patients to collect additional data to further support its value proposition and commercialization. To facilitate greater market adoption at scale, the Company continued iterating its adult SolidAIRity Flex® device, driven by direct caregiver feedback and device performance learnings from our limited market release, resulting in key device improvements in user experience and clinical benefits. In June of 2022, the Company signed a strategic 5-year commercialization contract with SunMed Group Holdings ("**SunMed**"), a global manufacturer and distributor of one of the world's most comprehensive portfolios of consumable medical devices for anesthesia and respiratory care. This agreement allows both companies to collate their respective expertise in the engineering, design, manufacturing, and distribution of novel airway securement devices, serving the care continuum for all patient groups domestically and internationally.

The Company's initial production run of 30,000 adult SolidAIRity Flex® devices for sale started in late April 2023 and will run through June 2023 at its current manufacturer's plant. Further production expansion is expected with the

Company's transition to scale manufacturing at SunMed's Juarez, Mexico facility beginning in July of 2023. In addition, the Company plans to continue its R&D and manufacturing of additional ETT securement devices for the neonatal, pediatric, EMS, and operating room patient populations for market launch over the next 12 to 36 months, also supported by the comprehensive SunMed agreement. As we continue to grow the business, we will continue to fully support our sales partners as needed. On January 1st, 2023, Securisyn® was awarded a highly sought-after Breakthrough Technology contract for SolidAIRity Flex® from Premier Inc. ("**Premier**"), a leading healthcare improvement and group purchasing organization, with over 4,400 hospital partners, which further validates the innovative and disruptive nature of SolidAIRity Flex®. As we scale the business in 2023 with our manufacturing and commercialization partner, SunMed, we will target additional integrated delivery networks and group purchasing organizations ("**GPOs**") based upon our devices' clinical-differentiated value proposition. To further validate our clinical and economic advantages, the Company is in close discussions with the United States Army Institute for Surgical Research in San Antonio, Texas, to perform and publish the results of a Department of Defense funded randomized, controlled clinical trial of adult SolidAIRity Flex® in their ICUs. Our existing commercial team, along with our sales and distribution partner, is working with clinical leadership at all these sites and will fully support all product training and product conversion activities.

Finally, given the importance of driving awareness in the market, the Company's Founder, Dr. Arthur Kanowitz, has been instrumental in the formation of a nationwide initiative for unplanned extubation awareness and prevention. The collaboration includes a number of leading patient safety organizations (e.g.., Patient Safety Movement, Anesthesia Patient Safety Foundation, and Children's Hospitals' Solutions for Patient Safety), leading professional medical societies (e.g. Society for Airway Management, American Society of Anesthesiologists, American AsTo further validate our clinical association for Respiratory Care, Society of Critical Care Medicine, American College of Emergency Physicians, Association of Air Medical Services, and National Association of Emergency Service Medical Services Physicians), and leading quality improvement organizations (e.g., Centers for Medicare & Medicaid Strategic Innovation Engine, IMPAQ International).

In addition, the Company has collaborated with the Patient Safety Movement Foundation to disseminate best practices for tracking unplanned extubation to the organization's 3,500 member facilities across the world. The Company has also had discussions with the Centers for Medicare and Medicaid Services to get unplanned extubation added to their list of quality metrics that drive reimbursement, so hospitals are incentivized to implement best practices for preventing unplanned extubation. Additionally, the Company has begun to build relationships with large healthcare systems that have expressed an interest in taking the lead on unplanned extubation prevention as early adopters of the Company's SolidAIRity® family of products. We will also continue to strengthen and advance our clinical support network (American Association for Respiratory Care, Patient Safety Movement Foundation, Airway Safety Movement).

Key Clinical & Regulatory Initiatives

- Conduct controlled clinical studies and/or objective trials of the products on a limited market release basis with established clinical partners
- Demonstrate that products are safe and effective for the intended use
- Validate usability of this next-generation device in a clinical setting under normal use conditions
- Establish improved patient outcomes through duration of care
- Demonstrate superior product performance over competitive benchmarks and current standards of care

Strategy and Timeline

On October 9, 2019, Securisyn Medical® received FDA 510(k) clearance for its Class II flagship SolidAIRity® III Airway Stabilization System, which met all regulatory requirements for demonstrating safety and effectiveness in airway management of patients requiring oral intubation. Bench force studies comparing SolidAIRity® III to tape, twill, and leading commercial devices was completed as part of the FDA 510(k) submission to demonstrate superior restraint of ETTs against seven times the amount of extubation forces. A limited market release of SolidAIRity® III further validated the intuitiveness and strength of Securisyn Medical's Interlock™ restraint technology in a clinical environment with no unplanned extubation reported in patient cases across the continuum of care.

With applied learnings and support from key clinical partners and investors, Securisyn Medical® has transitioned away from the original integrated system (a proprietary breathing tube and corresponding stabilizer) and leveraged our core interlocking securement technology to innovate a line of breathing and other smooth tube securement devices with less complexity, faster regulatory path (Class I 510(k) exempt), and easier adoption for customers who are seeking a better securement solution to pair with their existing breathing tube products.

Securisyn Medical® products are driven by customer interviews and surveys to define both user needs and product requirements in early design. Despite being Class I, all products go through formal design controls and bench testing to evaluate system and subsystem performance under ranges of use conditions. Formative clinical user evaluations of the devices in simulated clinical environments are conducted with multiple areas of specialty (Emergency Medical Services ("**EMS**"), Emergency Medicine, Intensive Care, Respiratory Care, Anesthesia) to ensure critical needs and requirements are met.

SolidAIRity Flex®, the company's latest oral ETT stabilization device, has initially launched in the United States, but the company is planning to file registration to distribute into Canada starting in 2023 and European Union by 2024. An extensive portfolio of both airway and medical tube securement products is at various stages of development with planned a cadence of commercialization spanning 2023-2025.

Quality & Manufacturing Operations

Early clinical build devices generated by low volume tooling and qualified manufacturing processes were employed to validate product design, usability, and customer preference in clinical phase. Securisyn Medical® utilizes approved medical-grade materials that meet the intended application and desired functionality to shorten product development cycles. Design for manufacturability ("**DFM**") stages shall ensure minimal secondary processing and future manufacturing scalability. Low volume production tooling has been implemented support New Product Introduction through clinical phase and into early commercial production in Year 1:

- Establish higher quality part production over soft tooling
- Validate mold layout and design before building production tooling
- Reduce design risk and upfront tooling expense while providing quicker time-to-market
- Provide a bridge between initial product builds and high-volume production

Scalability of new products is supported in development of a cost-effective manufacturing strategy to increase production capacity and reduce costs as volumes grow. High cavitation Class 101 molds shall maximize cost optimization efforts to achieve target costs of goods sold at higher scale volumes. Securisyn has secured a partnership with SunMed, a global manufacturer and distributor of anesthesia and respiratory care products, to scale low-cost manufacturing beginning in 2023.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value, and packaging are also important differentiating factors. Securisyn's clinically-differentiated solutions are premium products that will carry a higher device price, but create significant overall savings for the healthcare sector and facilities over the patient's course of care. By example, Securisyn's SolidAIRity Flex® ETT securement device is switched out fewer times during a ventilated patient's stay, creates clinician time savings by requiring fewer tube adjustments due to movement, reduces common and costly complications of tube movement and dislodgement, including ventilator-associated pneumonia, and helps decrease patient pressure injuries to the skin that are reportable to and facilities are fined by the Center for Medicare and Medicaid Services for, also negatively impacted quality ratings and in turn, future reimbursement levels.

Customer Base

In a growing $1.2 billion market, there are a lot of ways to transform how practitioners around the world give better care for their patients with smooth tube securement. Until now, our customers' choice was "same old," with little innovation and still reliant on flawed methodology with well-documented disadvantages to adequately and efficiently adhere to smooth plastic tubes and catheters. All that is about to change, because we have created a way forward that upgrades the industry to a new standard of care at a competitive price and a lower total cost of care. Attractive market opportunity with strong revenue potential and clear path to liquidity. Our addressable tube & catheter securement market in the US is an estimated 27 million units (eight million outside of the operating room) in 2022, anticipated to grow 6 to 7% annually. Global unit potential is two times that and exceeds 60 million units annually. Our tube securement portfolio has high strategic and commercial value and offers an attractive revenue and growth opportunity on a stand-alone basis by driving market adoption with an established network of regional specialty sales & stocking distribution partners and internal clinical education sales support.

Securisyn® was founded to eliminate preventable harm and death from accidental tube dislodgements. Our customers are the caregivers and health facilities who treat patients with breathing and chest tubes. Our initial launch of

SolidAIRity Flex® will be targeted to several large and influential hospital systems, and military teaching hospitals. We believe that preliminary use of our device has garnered positive reviews around its ease of use, strength, durability, and stability, as echoed by Rob Scott, Registered Respiratory Therapist and Respiratory Therapy Manager, UCH - Memorial Southern Region, who noted *"we have seen no instances of tube slippage requiring clinician depth re-adjustment upon placement of SolidAIRity Flex® following post radiographic confirmation."*

Following our initial limited market release, we will assess clinical and user feedback and make recommended changes to the product and hospital onboarding process prior to full US commercial launch. Securisyn Medical has signed a 5-year performance-based commercialization agreement with SunMed. Headquartered in Grand Rapids, Michigan, SunMed is a global manufacturer and distributor of consumable anesthesia and respiratory care products serving 97 countries worldwide. In partnership with SunMed, Securisyn® will launch SolidAIRity Flex® to the US market in 2023 expanding to the international markets in 2024.

As commercialization for SolidAIRity Flex® moves forward, Securisyn® will continue advancing our additional portfolio products.

Securisyn® and its clinical partners were recently awarded a $1.95 million Fast-Track National Institute of Health Innovation Research grant to complete SolidAIRity Flex® Pediatric and SolidAIRity Flex® Neonatal. In addition, Securisyn has been awarded the Breakthrough Technology contract with Premier allowing access to their extensive hospital GPO network and recognition for SolidAIRity Flex® as a 2022 innovative technology.

Securisyn® was also recently awarded a $249,950 Advanced Industries grant from the State of Colorado Office of Economic Development and International Trade to complete R&D and design freeze for clinical builds of its novel chest tube seal and securement device Sentry CT™, for validation of clinical efficacy ahead of commercial launch. The Company has been in an active process to choose engineering and manufacturing partners for this phase of development covered under the grant and expects to begin work in Q2 of 2023 with selected partners.

Supply Chain

The Company outsources manufacturing of a finished medical device from stem to stern. The Company's manufacturers were selected based on a long tenure of medical device expertise and experience making similar devices within an established quality management system. For business continuity and back-up production purposes, additional supplier(s) and/or manufacturer(s) may be selected and qualified to mitigate supply chain risks and service growing market demand. Initially, the Company has warehoused and shipped product direct to its customers from the Securisyn® Colorado headquarters. As the Company transitions from initial limited market release (Phase II) to full commercialization (Phase III), the Company is partnering with a global medical device manufacturer and distributor that maintains an extensive supply chain network and will handle sourcing, production, warehouse, sales and distribution activities to service civilian healthcare, group purchasing organizations, and integrated delivery networks in the United States. The Company plans to expand sales and distribution into other countries in 2023-2024.

Intellectual Property

Patents

Ref #	Application or Registration #	Title	Description	File Date	Grant Date	Country
1	US 8,001,969 B2	Complete Airway Stabilization System and Method	Issued Patent Utility	02.07.2005	08.23.2011	USA
2	US 8,739,795 B2	Complete Airway Stabilization System CIP1	Issued Patent Utility - CIP	02.07.2005 04.06.2011	06.03.2014	USA
3	US 9,814,853 B2	Airway Stabilization System CIP2	Issued Patent Utility - CIP	02.07.2005 06.22.2013	11.14.2017	USA
4	US 10,722,671 B2	Method and Apparatus for Determining Optimal ETT Size	Issued Patent Utility	05.19.2014	07.28.2020	USA
5	US 10,463,822 B2	Airway Stabilization System	Issued Patent Utility	03.24.2015	11.05.2019	USA
7	D882778 S	Endotracheal Tube Stabilizer	Issued Patent Design	04.19.2018	04.28.2020	USA
6	US 2019/0070378 A1	Airway Stabilization System	US Publication Utility	08.28.2017 03.07.2019	NOA 08.23.2022	USA
8	PCT/US2020/037083	Catheters and Interlocking	PCT Application	06.10.2020		

	WO 2020/252085 A1	Restraint Systems	PCT Publication Utility	11.30.2021		
9	PCT/US2021/021592 WO 2021/183579 A1	Adjustable Airway Stabilization System for Patient Facial Geometries of Various Sizes and for Pediatric and Neonatal Applications	PCT Application PCT Publication Utility	03.09.2021 09.16.2021		
10	PCT/US2021/039729 WO 2022/006188 A1	Chest Drainage System Securing Apparatus	PCT Application PCT Publication Utility	06.29.2021 01.06.2022		
11	PCT/US2021/057464 WO 2022/094353 A1	Adjustable Airway Stabilization System	PCT Application PCT Publication Utility	10.29.2021 05.05.2022		

Securisyn's broad and deep intellectual property portfolio includes six issued US patents, seven patents in various stages of prosecution that includes five Patent Cooperation Treaty ("**PCT**") applications, and numerous additional pending patent applications, provisional patents, and intellectual properties in development.

U.S. Patent Application Serial Number 11/346686 covering the Company's intellectual property rights in the SolidAIRity® Airway Stabilization System was filed in the USPTO on February 3, 2006, and claims priority to a provisional patent application filed on February 7, 2005. This patent application issued on August 23, 2011, as United States Patent No. 8,001,969 B2 entitled ***Complete Airway Stabilization System and Method*** (the "**969 Patent**").

The Company filed a continuation-in-part patent application ("**CIP**") claiming priority to the 969 Patent on April 6, 2011, Application Serial Number 13/080933, which published on November 24, 2011, as United States Patent Application Publication No. US 2011/0284008, also entitled ***Complete Airway Stabilization System*** (the "**933 Application**"). On June 3, 2014, the USPTO allowed this application to issue and assigned it patent number of US 8,739,795 B2 (the "**795 Patent**").

A U.S. provisional patent application entitled *Endotracheal Tube & Stabilizer* was filed on June 22, 2012, U.S. Provisional Patent Application Serial Number 61/663366 covering the Company's intellectual property rights in a new embodiment of the SolidAIRity® Airway Stabilization System (the "**366 Provisional Application**"). On June 22, 2013, a new continuation-in-part patent application (the "**second CIP**") based upon the 366 Provisional Application, entitled ***Airway Stabilization System*** was filed, also claiming priority, as applicable, to the Company's earlier-filed patent applications. Successful prosecution of this application Serial Number 13,924,568 (the "**568 Application**") lead to the grant of US Patent No. 9,814,853 B2 on November 14, 2017 (the "**853 Patent**").

A U.S. provisional patent application covering the Company's intellectual property rights in a newly developed ***Method and Apparatus for Determining Optimal Endotracheal Tube Size*** was filed on May 19, 2014 and assigned Serial No. 62/000182 (the *"***182 Provisional Application***").* On May 14, 2015, the Company filed a utility application converting the provisional, which was assigned Application Serial Number 14/712,724 (the *"***724 Application**"). This application published on January 28, 2016, as Patent Application Publication No. U.S. 2016/0022943 A1. Successful prosecution of the application lead to the grant of US Patent No 10,722,671 B2 on July 28, 2020 (the "**671 Patent**")

A U.S. provisional patent application assigned Serial Number, 62,137,518 (the "**518 Provisional Application**") covering the Company's intellectual property rights in a new and improved ***Airway Stabilization System*** was filed on March 24, 2015. On March 24, 2016, the Company filed a utility patent application for this provisional application, which was assigned Application Serial No. 15,080,248 (the "**248 Application**"). The application published on September 29, 2016, as United States Patent Application Publication No. US 2016/0729367 A1. Successful prosecution of the application lead to the grant of US Patent No 10,463,822 B2 on November 5, 2019 (the "**822 Patent**").

A U.S. provisional patent application assigned Serial Number 62/551028 (the "**028 Provisional Application**") covering the Company's intellectual property rights in a new and improved ***Airway Stabilization System*** was filed on August 28, 2017. This provisional covered the Company's newest stabilization system and bite block designs. On August 27, 2018, the Company filed a utility patent application converting the provisional application no. 62/551028 which was assigned serial number 16/113,046. This application published on March 7, 2019, as United States Patent Application Publication No. US 2019/0070378 A1. The company received a Notice of Allowance on August 3, 2022 and is awaiting formal issuance of this patent.

A design application was filed on April 19, 2018, assigned Serial Number 29/644,695, covering the Company's

intellectual property rights in an ***Endotracheal Tube Stabilizer*** for Field Emergency Applications. Successful prosecution of the application lead to the grant of US Design Patent No US D882778 S on April 28, 2020 (the **"778 Patent"**).

A U.S. provisional patent application assigned Serial Number 62/859569 (the "**569 Provisional Application**"), covering the Company's intellectual property rights in ***Catheters and Interlocking Restraint Systems*** was filed on June 10, 2019. On June 10, 2020, the Company filed a PCT patent application which was assigned serial number PCT/US2020/37083 and was published on 12/17/2020 under publication number WO 2020/252085 A1. On November 30, 2021, the PCT application transitioned to a PCT/ US national phase filing as PCT/US2017/615584.

A U.S. provisional patent application assigned Serial Number 62/987068 (the "**068 Provisional Application**"), covering the Company's intellectual property rights in an ***Adjustable Airway Stabilization System for Patient Facial Geometries of Various Sizes and for Pediatric and Neonatal Applications*** was filed on March 9, 2020. On March 9, 2021, the Company filed a PCT patent application which was assigned serial number PCT/US2021/21592 and was published on 09/16/2021 under publication number WO 2021/183579 A1.

A U.S. provisional patent application assigned Serial Number 63/046542 (the "**542 Provisional Application**"), covering the Company's intellectual property rights in a ***Chest Drainage System Securing Apparatus*** was filed on June 30, 2020. On June 29, 2021, the Company filed a PCT patent application which was assigned serial number PCT/US2021/39729 and was published on 01/06/2022 under publication number WO 2022/006188 A1.

A U.S. provisional patent application assigned Serial Number 63/108274 (the "**274 Provisional Application**"), covering the Company's intellectual property rights in an ***Adjustable Airway Stabilization System*** was filed on October 30, 2020. On October 29, 2021, the Company filed a PCT patent application which was assigned serial number PCT/US2021/057464 and was published on 05/05/2022 under publication number WO 2022/094353 A1.

Trademarks

Trademark	Class	Date Reg.	Reg. No.
SECURISYN MEDICAL	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	10/06/2020	6,169,691
SECURISYN MEDICAL	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	10/06/2020	6,169.692
 SECURISYN MEDICAL	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	10/06/2020	6,169,693
SolidAIRity (wordmark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	9/15/2020	6,153,595
SolidAIRity (Design mark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	9/15/2020	6,153,596
SolidAIRity Flex (wordmark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	8/23/2022	6,828,528

Intent to Use App	Class	Date Filed	S/N	Date Allowed	Comments

SolidAIRity Frontline (wordmark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	10/13/2020	90252015	6/15/2021	A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.
SolidAIRity OPS (wordmark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	10/13/2020	90252082	6/15/2021	A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.
Interlock (wordmark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	10/13/2020	90252191	6/15/2021	A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.
SolidAIRity Sentry (wordmark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus	10/13/2020	90252282	6/15/2021	A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.
SolidAIRity Sentry (wordmark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and chest tubes, peripheral nerve block catheters and Securing Apparatus	12/06/2021	97158876		The application is in the examination process, and no office action has been issued as of the instant date.
S-Flex (wordmark)	010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and chest tubes, peripheral nerve block catheters and Securing Apparatus	3/10/2022	97306758		The application is in the examination process, and no office action has been issued as of the instant date.

The Company filed Intent to Use applications for registration of its trademarks Securisyn Medical® and SolidAIRity® in late 2014. Since the Company was not using these trademarks at the time the period for filing a Statement of Use to register each of these marks exhausted, the Company abandoned those applications.

The Company filed Intent to Use applications to register three families of trademarks: "Securisyn," "SolidAIRity," and "Luminesce." The USPTO issued registration certificates for the SolidAIRity® word mark (6,153,595) and design mark (6,153,596). Additionally, the USPTO has accepted the Statements of Use for the Securisyn® word mark and the two stylized design marks, which will proceed to registration. To complete registration of the remaining marks, the Company must file a Statement of Use if the Company is using the mark in commerce or a request for extension if the Company is not yet using the mark in commerce. If the Company is unable to use these trademarks in commerce before the period for filing a Statement of Use has been exhausted, it will need to abandon the applications.

The trademark SECURISYN MEDICAL was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 10/06/2020, Registration No. 6,169,691.

The stylized version of SECURISYN MEDICAL with the word MEDICAL positioned beneath the word SECURISYN was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 10/06/2020, Registration No. 6,169,692.

A second stylized version of SECURISYN MEDICAL with the word MEDICAL positioned beneath the word SECURISYN and a circle O positioned above the letter "S" in SECURISYN was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 10/06/2020, Registration No. 6,169,693.

The trademark SOLIDAIRITY (word mark) was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 09/15/2020, Registration No. 6,153,595.

The trademark SOLIDAIRITY and design was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 09/15/2020, Registration No. 6,153,596.

Intent to use application s/n 90252015 for SolidAIRity Frontline (word mark) was filed on 10-13-2020 in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" and allowed on 6/15/2021. A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.

Intent to use application s/n 90252082 for SolidAIRity Ops (word mark) was filed on 10-13-2020 in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" and allowed on 6/15/2021. A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.

Intent to use application s/n 90252191 for INTERLOCK (word mark) was filed on 10-13-2020 in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" and allowed on 6/15/2021. A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.

Intent to use application s/n 90252282 for SolidAIRity Sentry (word mark) was filed on 10-13-2020 in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" and allowed on 6/15/2021. A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.

The trademark SOLIDAIRITY FLEX (word mark) was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 08/23/2022, Registration No. 6,828,528.

Intent to use application s/n 97158876 for SolidAIRity Sentry (word mark) was filed on 12/06/2021 in Class 010 for "Surgical, medical, and veterinary apparatus, namely, endotracheal, tracheostomy, and chest tubes, peripheral nerve block catheters, and securing apparatus". The application is in the examination process and no office action has been issued as of the instant date.

Intent to use application s/n 97306758 for S-Flex (word mark) was filed on 03/10/2022 in Class 010 for "Surgical, medical, and veterinary apparatus, namely, endotracheal, tracheostomy, and chest tubes, peripheral nerve block catheters, and securing apparatus". The application is in the examination process and no office action has been issued as of the instant date.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dr. Arthur Kanowitz	Chairman Chief Medical Officer Manager	**Chairman, Chief Medical Officer, and Manager, Securisyn®: 01.01.2011 – Present** Responsible for analyzing and managing expert knowledge and experience in areas of clinical, medical, and compliance. He serves as the sole concept inventor at Securisyn® and oversees product research, development, and training while ensuring a protected and professionally managed intellectual property portfolio **Chief Executive Officer, Securisyn®: 01.01.2011 – 4.17.2017** Responsible for building the strategy and culture necessary to successfully commercialize its novel patient safety devices portfolio in medical tube and catheter securement, acquiring capital and market share, and for developing and realizing an appropriate growth and/or exit strategy to improve patient outcomes while maximizing shareholder value.	Denver General Affiliated Hospitals Emergency Medicine Residency, 1990 Resident in Emergency Medicine St. Joseph Hospital - Denver, Colorado, 1987 Resident in Internal Medicine, Internship Year University of Colorado Health Sciences Center, School of Medicine Doctor of Medicine Degree, 1986 University of Colorado, Bachelors of Science in Biology, 1981 Institute of Emergency Medical Training St. Anthony Hospital Systems and Denver General Hospital Paramedic Certification, 1977 Emergency Medical Technician Certification, 1975 Colorado State University, 1973 University of Colorado, 1972

Mark Bruning	President Chief Executive Officer Manager	**President, Chief Executive Officer, Securisyn®: 04.17.2017 – Present** Responsible for building the strategy and culture necessary to successfully commercialize its novel patient safety devices portfolio in medical tube and catheter securement, acquiring capital and market share, and for developing and realizing an appropriate growth and/or exit strategy to improve patient outcomes while maximizing shareholder value. **Manager, Securisyn®: 01.30.2019 – Present** The business and affairs of the Company shall be managed by its Managers. Except for situations in which the approval of the Members is expressly required by this Agreement or by nonwaivable provisions of applicable law, the Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business.	Institute of Emergency Medical Training St. Anthony Hospital Systems and Denver General Hospital Paramedic Certification, 1984 Kellogg School of Management at Northwestern University Master of Business Administration, 2006 Colorado Christian University, Bachelor of Science, 1993

| Elyse Blazevich | Manager
Chairwoman of Audit & Finance Committee | **Manager: 01.01.2011 – Present Chair of the Audit & Finance Committee, Securisyn®: 11.15.2021 – Present** Responsible for oversight of the business, including analysis and management in the areas of financial audit, financial health, and general operations.

President & Chief Executive Officer, Colorado Bioscience Association: 11.01.2021 – Present Responsible for strategically advancing opportunities and collaboration for Colorado's life sciences community (for companies like Securisyn®).

Chief Operating Officer and Chief Financial Officer, Securisyn®: 01.01.2011 –11.15.2021 As the Chief Financial Officer, Responsible for providing leadership, strategy, and administrative support of all aspects of the Company's operations and financial activities to ensure compliance with established goals and objectives and the realization of quality, innovative medical devices and ensuring that the Company has the proper operational controls, administrative and reporting procedures in place to effectively ensure financial strength and operating efficiency. This position is also generally responsible for leading and managing various departments, including Finance, Quality, Regulatory Affairs, Compliance, Operations, Human Resources, and Information Technology. | CSU Global
Master of Organizational Leadership Degree specialization in Applied Business Management, 2010

Colorado College Bachelor of Arts Degree, Biology-Pre-Medical Track, 2003 |
| Bernard Darré | Manager (Independent) | **Manager (Independent), Securisyn®: 02.10.2020 – Present** The Managers have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business.

Managing Director, 73 Holdings 1.1.2016 – Present Responsible for the management of | Master of Business Administration The Ohio State University, 1997

Bachelor of Arts Miami University, 1991 |

		a private investment company primarily focused on control, growth equity and early-stage investments in operating businesses in the US with an emphasis on companies in the healthcare, consumer, general business, industrial and infrastructure industries.	
Troy Noem	Manager (Independent)	**Manager (Independent), Securisyn®: 12.08.2021 – Present** The Managers have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business. **Chief Financial Officer, Nuclear Care Partners: 04.01.2011 – Present** Responsible for managing the financial actions of the company including tracking cash flow, analyzing strengths/weaknesses in the company's finances, driving strategy and diligence for merger and acquisition transactions, and overseeing all aspects of the Company's financial success.	South Dakota State University, Bachelor of Science in Mathematics and Physics, 2001
Patrick Howe	Chief Commercialization Officer	**Chief Commercialization Officer, Securisyn®: 02.05.2022 – Present** Responsible for driving clinically based medical product sales and marketing; performing in-depth product application evaluations leading to a true understanding of market potential and overcoming potential barriers to entry; providing sales acumen and equipping the distributor's sales staff with the product knowledge, patient sensitivity, and clinical insight required to gain market share. **Founder, Patrick Howe Consulting LLC.: 2016 – Present** Responsible for providing executive level support in the areas of Sales, Marketing, and Clinical for the MedTech industry, particularly on projects to support startup MedTech and MedTech investor companies by filling gaps in their senior management or research resources.	Rochester College, Nursing Degree Applied Science, 1997

		Vice President of Commercialization, NexGen Medical: 2016 – 2019 Responsible for leading Sales, Marketing, and Clinical activities and providing executive level management for department and company strategic planning, budget management, and staff training and development.	
Nam Trinh	Chief Operating Officer	**Chief Operating Officer, Securisyn®: 4.16.2019 – Present** Responsible for providing leadership, direction, and administrative assistance of all aspects of the company's operations to ensure compliance with established goals and objectives and the realization of quality, innovative medical devices; ensuring that the company has the proper operational controls, administrative and reporting procedures in place to effectively ensure regulatory compliance and operating efficiency; and leading and managing the Quality, Regulatory Affairs, Compliance, Operations, and Information Technology departments.	Master of Business Administration, University of Colorado, Denver, 2011 Bachelor of Science in Mechanical Engineering, BSME, University of Colorado, Boulder, 2005
Alan Greene	Chief Marketing Officer	**Chief Marketing Officer, Securisyn®: 01.31.2021 – Present** Responsible for growing the business through marketing and outreach; researching information about customers and competitors to project future growth and identify sales opportunities; guiding a business's overall marketing strategy and cultivates its public image to gain market share and inspire confidence in customers; selecting the most profitable marketing channels and creating company content to convey a compelling brand story; and analyzing revenue sources and predict how advertising could help them generate the Company achieve its highest return on marketing investment. **Chief Marketing Officer, Bleep Sleep, LLC: 2017 – 2021** Responsible for leading commercialization of the Bleep Sleep portfolio in the Acute Care space; executing an exclusive contract; managing the relationships with Medline Industries as well as	Executive Program in Hospital Management, University of North Carolina Kenan – Flagler Business School, 1986 State University of New York, Upstate Medical Center, Respiratory Care BSRT Syracuse, NY, 1978

		the Home Care space with multiple agreements with most of the major national and regional HME companies; managing the direct-to-consumer business; and leading the marketing initiatives for Hospital, HME and Direct-to-consumer sales.	
Katie Green	Senior Manager, Product Development	**Senior Manager, Product Development, Securisyn®: 3.16.2020 – Present** Responsible for overseeing product design, development, and engineering activities; coordinating all product development project activities and necessary documentation; supporting and maintaining design and change controls in accordance with FDA 21 CFR Part 820 and ISO 13485 requirements. **Product Development Manager, Certa Dose, Inc: 2019 – 3.2021** Responsible for creating and maintaining all documentation for each product's design history file; establishing new processes for various quality and product development activities including: reworks, deviations, inspection plans, purchase specifications, design changes, verification activities, etc.; finding vendors to make the product, optimizing manufacturing to cut costs, managing design transfer and troubleshooting to ensure on time delivery of product; establishing process to work with end users and sales team to obtain user needs, gathering product feedback, and creating forecasts; supporting sales team; creating and maintaining individual project plans and timelines as well as 1-5 year plans for future product development.	Bachelor of Science – Mechanical Engineering, University of Notre Dame – Notre Dame, 2016
Greg Letendre	Vice President of Business Development, Public Sector	**Vice President of Business Development, Public Sector, Securisyn®: 04.2019 – Present** Responsible for managing public sector grants, contracts, non-dilutive funding sources, and advising the Company on opportunities within the military and federal sector, including building account strategies, developing new business, managing client relationships, cultivating growth opportunities, and leading projects.	Master of Business Administration, Business Strategy, Olin School of Business, Washington University, St. Louis, 2003 Bachelor of Science, United States Air Force Academy, 1996.
Scott Bourn	Vice President Clinical Quality & Impact	**Vice President Clinical Quality & Impact, Securisyn®: 9.1.2017 –**	Ph.D. in Health and Behavioral Sciences,

		Present	University of Colorado, Health, and Behavioral Sciences, 2008
		Responsible for leading company initiatives around research and usability studies necessary to demonstrate product safety and value proposition to clinicians and senior healthcare executives; and developing clinical publications to increase awareness of patient safety risks associated with unplanned extubation and ventilated patient safety.	Master of Science in Nursing, University of Colorado College of Nursing, Critical Care, 1990 Bachelors of Science in Nursing , University of Colorado College of Nursing, 1979

Biographical Information of Managers

Dr. Arthur Kanowitz

Dr. Kanowitz is an Emergency Physician and served as the Colorado State Emergency Medical and Trauma Services ("**EMTS**") Medical Director for Colorado's Department of Public Health and Environment from April of 2008 to March of 2017. Prior to his gubernatorial appointment as the State EMTS Medical Director, Dr. Kanowitz served as the full-time EMS Medical Director for Mountain View Fire Protection District from August 2003 to October 2009 and for Pridemark Paramedics from March 1999 to March 2005. He founded InnoMed in January 2006 (which became Securisyn Medical® in 2011) and served as Chief Executive Officer through April 2017 and Chairman and Chief Medical Officer since the date of the founding of the Company.

While performing his daily duties for Securisyn®, Dr. Kanowitz continues to foster education, awareness, and prevention for unplanned extubation in the healthcare industry. Dr. Kanowitz serves on the Patient Safety Movement Foundation Board of Advisors, as Chair for the Patient Safety Movement Foundation, Airway Safety Workgroup, as Chair for the Society for Airway Management, Special Project: Unplanned Extubation Awareness and Prevention Campaign, and as Founder and Board Member for the Airway Safety Movement.

Mark Bruning

Mr. Bruning has served as the Company's President and Chief Executive Officer since April 2017. He has been a manager of the Company since January 2019. In 2014, Mr. Bruning successfully led a private equity-owned pediatric home healthcare company to a highly successful exit in late 2016 to the industry's largest consolidator. Previously, Mr. Bruning led American Medical Response, the nation's largest ambulance service and managed transportation provider, as its President from 2007-2013.

Elyse Blazevich

Mrs. Blazevich served as Chief Operating Officer and Chief Financial Officer of the Company from January 2011 through November 2021 and continued to serve as a Manager and Chairwoman of the Company's Audit and Finance Committee. Beginning in November 2021, Mrs. Blazevich's began serving as President and Chief Executive Officer of the Colorado Bioscience Association. Dr. Kanowitz is Mrs. Blazevich's father.

Bruno Darré

Bruno Darré is the Founder of 73 Holdings, a private investment company primarily focused on control, growth equity and early-stage investments in operating businesses in the US with an emphasis on companies in the healthcare, consumer, general business, industrial and infrastructure industries. Mr. Darré has over 20 years of private equity experience most recently as a Co-founder and Partner in Bow River Capital Partners, a Denver, Colorado based alternative asset management company with approximately $1 billion in assets under management making lower middle market buyout, real estate, energy, and growth equity software investments. Mr. Darré is the former Chairman of the Board of Professional Pediatric Home Care, Inc., and Lifecare Innovations, Inc., two healthcare portfolio companies that were majority-owned and successfully exited by Bow River Capital Partners. Mr. Darré served on the Company's Advisory Board from January 2017 through February 2020 and as a Manager since February 2020.

Troy Noem

Troy Noem is a healthcare entrepreneur and executive with strong expertise in growing and scaling. Mr. Noem has been actively involved with Nuclear Care Partners since its founding in 2011, spending the first 4 years in a consulting relationship around business planning, expansion, and execution. Mr. Noem served on the Company's Advisory Board from 2017 until 2019, and then serving as a Manager beginning in December 2021.

Management Generally

The business and affairs of the Company are managed by its Board of Managers. Except for situations in which the approval of the Members is expressly required by the Company's Operating Agreement or by nonwaivable provisions of applicable law, the Managers have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, no Manager may take any action permitted to be taken by the Managers, without the approval of a majority of the Managers by voting power. Unless authorized to do so by this Agreement or by the Managers, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

As of May 15, 2023, the Company's total number of Capital Interests outstanding consist of 1033.33 units of common membership interests (the "**Common Interests**"), 364 units of preferred membership interests (the "**Preferred Interests**"), and 4 units of economic interests (the "**Economic Interests**").

Outstanding Capital Interests

As of May 15, 2023, the Company's outstanding Capital Interests consist of:

Type	Preferred Interests
Amount Outstanding	364 units
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In connection to the distribution of distributable cash to equity owners, the Company would make such distribution as follows: (i) to each equity owner in an amount equal to 45% of the profits allocable to such equity owner, net all distributions made to such equity owner during the fiscal year; (ii) to each Preferred Member until such member receives an aggregate distribution equal to 8% interest rate compounded annually on the balance of their respective adjusted capital contribution; (iii) to each Preferred Member until such equity owner's respective adjusted capital contribution is equal to zero; (iv) to each equity owner with Common Interests until such equity owner's respective

adjusted capital contribution is equal to zero; and (v) to each equity owner based on their pro rata ownership interest in the Company.

Moreover, in the event that Dr. Kanowitz sells common interests constituting more than one-half of his then-outstanding membership interests, within 15 days following the delivery of a notice of sale by Dr. Kanowitz to the equity owners, the equity owners have the right to participate in such sale of their respective ownership interest for the same pricing terms. If an equity owner with Preferred Interests participates in such sale, then the price that such Preferred equity owner receives for its ownership interest will be increased by the amount of any accumulated interest accrued on its adjusted capital contribution.

The Company may issue additional Preferred Interests at a later date. The issuance of such additional Preferred Interests would be dilutive and could adversely affect the value of the Securities.

In the event of a Liquidity Event, there are not enough funds to pay holders of Securities (as such term is defined in the Crowd SAFE) in full, then all of the Company's available funds will be distributed with equal priority and pro rata among certain holders of Securities in proportion to their Subscription Amounts.

If there is a Dissolution Event before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	26.0%

Type	Common Interests
Amount Outstanding	1033.33 units
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The holders of the Common Interests (the "**Common Members**") are members of the Company. They are entitled to vote and to such other rights and privileges that may be enjoyed by being a Common Member, including participating in any decision of the members or managers of the Company. The Common Members are entitled to the

allocations of profits and losses of the Company and the distribution of assets from the Company.

Unless the Securities that holders of Securities own convert into Capital Interests, and subsequently such Capital Interests convert into Common Interests of the Company, holders of Securities will not be entitled to vote and participate in any decision of the members or managers of the Company.

The Company may issue additional Common Interests at a later date. The issuance of such additional Common Interests would be dilutive and could adversely affect the value of the Securities.

In the event of a Liquidity Event, there are not enough funds to pay holders of Securities in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the certain holders of Securities in proportion to their Subscription Amounts.

If there is a Dissolution Event before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	73.7%

Type	Economic Interests
Amount Outstanding	4 units
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The holders of economic interests ("**Economic Interest Holders**") are not members of the Company, and they are not entitled to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the members or managers of the Company. The Economic Interest Holders are entitled to the allocations of profits and losses of the Company and the distribution of assets from the Company.
	The Company may issue additional Economic Interests at a later date. The issuance of such additional Economic Interests would be dilutive and could adversely affect the value of the Securities.
	In the event of a Liquidity Event, there are not enough funds

	to pay holders of Securities in full, then all of the Company's available funds will be distributed with equal priority and pro rata among certain holders of Securities in proportion to their Subscription Amounts. If there is a Dissolution Event before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.3%

Outstanding Options, SAFEs, Convertible Notes, Warrants

Outstanding Options and Warrants

As of May 15, 2023, the Company does not have outstanding options and warrants.

Convertible Notes

Concurrently and separately from the sale of Securities, the Company issued convertible promissory notes (the "**Notes**") for up to $2,500,000 with a minimum investment amount per note holder of $50,000. The outstanding principal amount and all accrued but unpaid interest of the Notes shall be due and payable on December 31, 2023 (the "**Note Maturity Date**"). The Notes may be prepaid without penalty at any time prior to the Note Maturity Date. As of May 15, 2023, the Company has issued $2,440,000 principal amount of the Notes. The Notes may be automatically converted upon an equity financing with total proceeds to the Company of not less than $10,000,000 (the "**Qualified Financing**") or may be converted at the note holders' election upon a financing of less than $10,000,000. In addition, in the event of a change of control of the Company and prior to the conversion or repayment in full of the Notes, the note holders are entitled elect that the Company pays the note holders an amount equal to 150% of the outstanding principal balance and all accrued and unpaid interest of the Notes as full satisfaction of the Notes. In April 2023, the Notes were amended to increase the aggregate amount of Notes that the Company may issue to up to $4,000,000 from $2,500,000 and to extend the deadline by which the Company may sell the Notes to additional purchasers to June 30, 2023.

As of May 15, 2023, the Company has the following convertible notes outstanding:

Type	Convertible Notes
Principal Amount Outstanding	$2,440,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Interest Rate**: 10.0% annually **Maturity Date**: December 31, 2023 **Other Material Terms**: The Notes may be prepaid without penalty at any time prior to the Note Maturity Date.

	Automatic Conversion. In the event that the Company issues and sells shares of a newly issued series of Preferred Interests or other similar class or series of capital interests with preferential rights and protections to certain investors, on or before the Maturity Date in a Qualified Financing, then the outstanding principal balance and any unpaid accrued interest of the Notes shall automatically convert at a conversion price equal to the <u>lesser of</u> (i) 80% of the share price paid by the investors in the Qualified Financing or (ii) an amount equal to (A) $40,000,000 divided by (B) the Fully-Diluted Capitalization (as defined below) immediately prior to conversion.
	Optional Conversion. The note also has an optional conversion feature to convert at a conversion price equal to the share price paid by investors in a nonqualified financing.
	Change of Control. In the event that the Company consummates a change of control transaction prior to the conversion or repayment in full of the Notes, then, at the election of Notes holder, the Company shall pay to the holder an amount equal to 150% of the outstanding principal balance and all accrued and unpaid interest of the 2022 Note in full satisfaction of the Company's obligations under this Note.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive and could adversely affect the value of the Securities. In the event of a Liquidity Event, there are not enough funds to pay holders of Securities in full, then all of the Company's available funds will be distributed with equal priority and pro rata among certain holders of Securities in proportion to their Subscription Amounts. In the event of a Dissolution and the Convertible Notes have not convert into Common Interests of the Company, the holders of the Convertible Notes will have preference over holders of Securities in receiving a proceed from the Company. In the event of a Dissolution Event and the Convertible Notes have converted into Common Interests of the Company, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Non-Convertible Notes

As of May 15, 2023, the Company has the non-convertible notes outstanding set forth in the table below.

Type	Non-Convertible Notes
Principal Amount Outstanding	$2,385,623
Voting Rights	None
Material Terms	**Interest Rate**: 10.00% annually; $34,641 of interest has accrued as of March 31, 2023, **Maturity Date (Principal & Interest to Date)**: December 31, 2024: $2,420,264 The Company did not enter into any collateral agreements with the creditors in connection with the issuance of this non-convertible debt. See sections titled *Transaction with Related Persons and Conflicts of Interests*.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Non-Convertible Notes at a later date. The issuance of such additional Non-Convertible Notes could adversely affect the value of the Securities. In the event of a Liquidity Event, there are not enough funds to pay holders of Securities in full, then all of the Company's available funds will be distributed with equal priority and pro rata among certain holders of Securities in proportion to their Subscription Amounts. In the event of a Dissolution, the holders of the Non-Convertible Notes will have preference over holders of Securities in receiving a proceed from the Company.

Type	Non-Convertible Notes
Principal Amount Outstanding	$500,000
Voting Rights	None
Material Terms	**Interest Rate**: 3.75% annually; $27,236 of interest has accrued as of March 31, 2023, and payments of $2,481 have been made **Maturity Date (Principal & Interest to Date):** Q2 2051: $524,755 The Company entered into a collateral agreement with the SBA (as defined below) in connection to the issuance of this non-convertible note. The Company granted the SBA continuing security interest in and to any and all Collateral (as described below) to secure payment and performance of all debts, liabilities and obligations of the Company under this non-convertible note. The term Collateral for the purpose of this non-convertible note means the following property that the Company then-owned or shall acquire or create immediately upon the acquisition or creation

	thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest that the Company granted includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Non-Convertible Notes at a later date. The issuance of such additional Non-Convertible Notes could adversely affect the value of the Securities. In the event of a Liquidity Event, there are not enough funds to pay holders of Securities in full, then all of the Company's available funds will be distributed with equal priority and pro rata among holders of Securities in proportion to their Subscription Amounts. In the event of a Dissolution, the holders of the Non-Convertible Notes will have preference over holders of Securities in receiving a proceed from the Company.

Type	Non-Convertible Notes
Principal Amount Outstanding	$662,579
Voting Rights	None
Material Terms	**Interest Rate**: 6.00% annually; $222,987 in interest has accrued as of March 31, 2023 **Maturity Date**: upon 10 days of a written request by the note holder, or at an exit event **Repayment**: upon 10-day receipt of demand letter by note holder The Company did not enter into any collateral agreements with the creditors in connection to the issuance of this non-convertible debt. See sections titled *Transaction with Related Persons and Conflicts of Interests*.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Non-Convertible Notes at a later date. The issuance of such additional Non-Convertible Notes could adversely affect the value of the Securities. In the event of a Liquidity Event, there are not enough funds to pay holders of Securities in full, then all of the Company's available funds will be distributed with equal priority and pro

	rata among certain holders of Securities in proportion to their Subscription Amounts.
	In the event of a Dissolution, the holders of the Non-Convertible Notes will have preference over holders of Securities in receiving a proceed from the Company.

Type	Non-Convertible Notes
Principal Amount Outstanding	$25,000
Voting Rights	None
Material Terms	**Interest Rate**: 10.00% annually; $0 in interest has accrued as of March 31, 2023 **Maturity Date**: Earliest to occur of (i) December 31, 2025, and an Event of Default (as defined by the non-convertible notes) See sections titled *Transaction with Related Persons and Conflicts of Interests*.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Non-Convertible Notes at a later date. The issuance of such additional Non-Convertible Notes could adversely affect the value of the Securities. In the event of a Liquidity Event, there are not enough funds to pay holders of Securities in full, then all of the Company's available funds will be distributed with equal priority and pro rata among certain holders of Securities in proportion to their Subscription Amounts. In the event of a Dissolution, the holders of the Non-Convertible Notes will have preference over holders of Securities in receiving a proceed from the Company.

Ownership

The table below lists the beneficial owners of ten percent (10%) or more of the Company's outstanding voting capital interests, calculated on the basis of voting power, are listed along with the amount they own as of May 15, 2023.

Name	Amount and Type or Class Held	Percentage of Voting Power Prior to Offering
Arthur Kanowitz[1]	Common Interests	42.85%
Elyse Blazevich[1]	Common Interests	13.21%
Mark Bruning[2]	Common Interests and Preferred Interests	10.16%

(1) Pursuant to the Operating Agreement, Dr. Kanowitz shall have two votes while serving on the Board of Managers while the other managers shall have one vote. Upon the replacement of Dr. Kanowitz as a manager, his replacement shall have one vote, and Ms. Blazevich shall have two votes. Any action permitted to be taken by managers must be approved by a majority of the managers by voting powers. In addition, Dr. Kanowitz and Ms. Blazevich collectively own 56.06% of the ownership interests of the Company. Pursuant to the Operating Agreement, member actions will be approved by the affirmative vote of the majority of

voting interests entitled to vote on the matter.

(2) 62 Common Interest units held by Mr. Bruning are subject to a repurchase option held by the Company. Such repurchase option lapses upon a sale of the Company, provided that Mr. Bruning remains employed by the Company through the date of such transaction.

Capitalization Upon a Qualified Financing

Although the Company is uncertain as to whether a Qualified Financing and the conversion of the Securities into Capital Interests will occur subsequent to the Offering, the table below shows a **hypothetical example** of the ownership interests of all outstanding Capital Interests upon a Qualified Financing and a First Equity Financing of $10,000,000 if, and when, the Notes automatically convert into the newly issued series of Preferred Interests and the Company exercises its right to convert the Securities into Capital Interests. The example below assumes a pre-money valuation of $60,000,000. It also assumes the conversion of the Company into a C-Corporation immediately prior to such Equity Financing and conversion of all then-outstanding membership interests of the Company on a fully diluted basis into 6,000,000 shares of Capital Interests. This table is demonstrative only and should not be interpreted as an indication or representation of future events.

Capital Interests	Before the Financing			Upon Conversion After the Financing		
	Value of Outstanding Equity Interest	Number of Shares of Capital Stock Outstanding	Ownership Percentage	Value of Outstanding Equity Interest	Number of Shares of Capital Stock Outstanding	Ownership Percentage
Preferred Interests and Common Interests	$ 60,000,000	6,000,000	100.0%	$ 60,000,000	6,000,000	78.2%
Convertible Notes Investors	-	-	-	$ 2,500,000[1]	375,000[3]	4.9%
Crowd SAFE Investors	-	-	-	$ 2,000,000[2]	300,000[3]	3.9%
Qualified Financing Investors	-	-	-	$ 10,000,000	1,000,000	13.0%
Total	$ 64,000,000	6,000,000	100.0%	$ 74,500,000	7,675,000	100.0%

(1) Assumes that the Company has issued $2,500,000 of the Notes. Represents only the principal amount of Notes.
(2) Assumes that the Company has raised the Subscription Amount of $2,000,000.
(3) Based on the conversion terms set forth in the Instrument and Notes.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalent

For the purpose of the accompanying financial statements, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to short-term nature of these investments.

As of and during the year ended December 31, 2022, the Company maintained cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash.

As of May 15, 2023, the Company had an aggregate of $42,493 in cash and cash equivalents, leaving the Company with less than one month of runway.

Liquidity and Capital Resources

Between 2011 and 2020, the Company issued Preferred Interests under three different offerings, which raised gross proceeds of $9,124,250, net of $204,735 in direct offering costs. The Company did not sell any Preferred Interests during 2021. Preferred Members are entitled to a cumulative 8 percent per year (increased from 7 percent in 2018) of preferred capital return, which, on December 31, 2021, was $4,880,685.

Since 2015, the Company has issued a series of non-convertible and convertible promissory notes to managers and members of the Company.

In 2015 and 2019, the Company issued non-convertible promissory notes payable to three managers for an original sum totaling $257,567 plus any future advances ("**Manager Non-Convertible Notes**"). There were no advances in 2021, and total future advances to date are $405,011. The notes bear interest at 6 percent and are due after 10 days of written demand from the managers. As of December 31, 2021, and 2020, the balance of the notes is $838,216 and 811,737, which includes accrued interest of $175,638 and 149,159, respectively.

In 2018, the Company issued two non-convertible promissory notes payable to a member and the spouse of such member for a sum totaling $1,000,000 ("**2018 Non-Convertible Notes**"). In 2019, the Company issued two additional nonconvertible promissory notes payable to members for a sum totaling $600,000 ("**2019 Non-Convertible Notes**"). The 2018 Non-Convertible Notes and 2019 Non-Convertible Notes bear interest at 11.5 percent and were amended during 2022 to be due at different dates during 2023. In February 2023, the 2018 Non-Convertible Notes and the 2019 Non-Convertible Notes were amended and restated to consolidate into a single amended and restated unsecured non-convertible promissory note (the "**AR Non-Convertible Note**"). Such amendment capitalizes all interest accrued as additional principal, which increased the principal amount to a total of $2,385,623; changes the interest rate to 10% per annum; and changes the maturity date to December 31, 2024.

Since 2020, the Company has been issuing Notes, and the Company will continue to issue the Notes. In 2020 and 2021, the notes bear interest at 11.5 percent. In December 2021, the notes were amended to bear interest at 10 percent and have the Note Maturity Date of December 31, 2023. In April 2023, the Notes were amended to increase the aggregate amount of Notes that the Company may issue to up to $4,000,000 from $2,500,000 and to extend the deadline on which the Company may sell the Notes to additional purchasers to June 30, 2023. As of May 15, 2023, the Company has issued $2,440,000 of the Notes.

During the year ended December 31, 2020, the Company received a Paycheck Protection Program ("**PPP**") loan in the amount of $147,300 (the "**SBA Loan 1**"). The PPP loan program was created under the Coronavirus Aid, Relief, and Economic Security Act and is administered by the U.S. Small Business Administration ("**SBA**"). Under the terms of this program, the loan may be fully or partially forgiven if the loan proceeds are spent on qualifying expenses and if staffing level and salary maintenance requirements are met. During the year ended December 31, 2021, the Company applied for and received notification of forgiveness of the entire balance of the SBA Loan 1. The amount of the SBA Loan 1 forgiven was recorded as cancellation of debt income in 2021.

During 2021, the Company entered into additional loans with the SBA for a total $500,000 (the "**SBA Loan 2**"). Interest accrues at 3.75% per annum. Payments of $2,435 begin 18 months after the date of the original loan. The loans mature in 2051 and are collateralized by all real property of the Company.

In February 2023, the Company issued non-convertible promissory notes payable to a manager and member for up to an aggregate amount of $500,000, whereby the principal amount is advanced to the Company in tranches in accordance with the note ("**2023 Manager Non-Convertible Notes**"). As of May 15, 2023, total advances that the note holder made to the Company is $25,000, and the balance of the note is $25,000, which includes accrued interest of $0. The note bears interest at 10 percent annually and is due at the earliest to occur of (i) December 31, 2025 and (ii) an Event of Default (as defined by the non-convertible note).

Cash Flows Used in Operating Activities

For the calendar years ended December 31, 2022, and 2021, cash flows used in operating activities amounted to $(1,768,866) and $(1,045,547), respectively.

For the calendar years ended December 31, 2022, net losses were $(2,240,737) compared to $(1,261,856) for the year ended December 31, 2021. For further discussion about changes in our operating results for the years ended December 31, 2021, and 2020, please refer to the *Results of Operations* section above.

In addition to those changes referred to within the *Results of Operations* section above, decreases in negative cash flows attributed to operating activities in 2021 were a result of decreases in depreciation related to obsolete manufacturing equipment, SBA Loan 1 forgiveness, and decreases in expenses relating to the Company's Profit Interests Plan (the "**Profit Interest Plan**"). The decrease in expenses related to the Profit Interest Plan resulted from the value of the vested grants in 2021 being less than 2020.

Cash Flows Provided by Investing Activities

Net cash used in investing activities for the year ended December 31, 2022, amounted to $(82,925). This amount included (i) $21,450 resulting from purchase of property and equipment, and (ii) $61,475 resulting from purchase of patent application services.

Net cash used in financing activities for the year ended December 31, 2021, amounted to $(215,119). This amount included (i) $(116,617) resulting from purchase of property and equipment, significantly attributed to $110,000 SolidAIRity Flex® Phase I manufacturing equipment, and (ii) $(98,502) resulting from purchase of patent application services.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022, amounted to $1,854,122. This amount included (i) $1,740,000 received from the Notes and (ii) $114,122 of proceeds from Crowd SAFE.

Net cash provided by financing activities for the year ended December 31, 2021, amounted to $900,000. This amount included (i) $400,000 received from the Notes and (ii) $500,000 of proceeds from the SBA Loan 2.

Capital Expenditures and Other Obligations

As of May 15, 2023, the total principal outstanding for the notes and loans mentioned above is $3,548,202, including $662,579 from the Manager Non-Convertible Notes; $2,385,623.28 from the AR Non-Convertible Notes; and $500,000 from the SBA Loan 2. In addition, the total accrued interests of these outstanding notes and loans are $284,590 as of March 31, 2023, including $225,195 from the Manager Non-Convertible Notes; $34,640 from the AR Non-Convertible Note; and $24,755 from the SBA Loan 2.

As of May 15, 2023, the Company has invested $311,840 in SolidAIRity Flex® Phase II tooling and device enhancements.

Operations and Results of Operations

Results of operations for the fiscal years ended December 31, 2022, and 2021 reflect net loss of approximately $(2,240,737) and $(1,261,856), respectively.

Year Ended December 31, 2022, compared to the Year Ended December 31, 2021

Revenue

Revenue was $4,243 for the year ended December 31, 2022, compared to $0 for the year ended December 31, 2021. The Company began receiving revenue from product sales to support its limited market release in 2022.

Selling, General, and Administrative Expense

SG&A was $1,810,675 for the year ended December 31, 2022, compared to $1,031,238 for the year ended December 31, 2021.

In early 2020, the Company had first in-patient use of SolidAIRity® III, its Class II proprietary ETT securement system in a hospital-based limited market release, which clinically validated the intuitiveness and strength of the Company's proprietary interlocking securement technology. Given some of the challenges of launching a new medical device during a pandemic, the Company adapted, scaled back commercialization activities and conserved its financial resources to preserve sustainability. The Company also accelerated its longer-term strategy of focusing on its Class I "after-market" smooth tube/catheter securement technology platform for a broader set of clinical applications. That first Class I device, the adult SolidAIRity Flex® Endotracheal Tube Stabilization Device, was designed, manufactured and rolled out using soft steel/P-20 low production tooling in a limited hospital market release in November of 2021 to validate clinical efficacy and usability that continued throughout all of 2022 with several participating hospitals.

These strategic limited market releases allowed us to gather invaluable patient and clinical user data, make design changes, iterate tooling and validate those changes to ensure the best chance of success in launching the devoice ore broadly in 2023. The company hired three clinical employees to train and oversee all of the customer and user evaluations, also including travel-related expenses, as well as restoring some pay cuts from the previous year while in

R&D. As a result, 2022 showed significant increases in SG&A expenses of $779,437.

Research and Development Expense

R&D expense was $111,257 for the year ended December 31, 2022, compared to $132,422 for the year ended December 31, 2021.

The reduced R&D expenses during the year ended December 31, 2022, were related to expiration of the Company's ongoing grant contracts with the United States Air Force for battlefield ETT securement (SolidAIRity Frontline™) and chest tube securement (Sentry CT™). In the absence of grant funding these device R&D activities were placed on hold and R&D focus shifted to support the Adult SolidAIRity Flex® device LMR trials. During 2022, the majority of SolidAIRity Flex® R&D activities were managed in house.

Interest and Other Expenses

Interest expense was $308,151 for the year ended December 31, 2022, compared to $246,666 for the year ended December 31, 2021. The elevated expenses for the year end 2022 relate to interests accrued on new Notes.

Provision for Income Taxes

The Company is treated as a limited liability company for federal income tax purposes. Consequently, federal income taxes are not payable or provided for by the Company. Members are taxed individually on their pro rata ownership share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the respective members on their income tax returns.

Net Loss

Net loss for the year ended December 31, 2022, was $(2,240,737) compared to $(1,261,856) for the year ended December 31, 2021, primarily due to increased SG&A expenses associated with staffing a limited market release of its flagship product and increased interest expenses for the year ended December 31, 2021.

Valuation

The Company has ascribed no pre-offering valuation to the Company. The Company's Board of Managers determined the Valuation Cap arbitrarily, and it does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

Please see the financial statements attached as **Exhibit A** for subsequent events and applicable disclosures.

Previous Exempt Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$114,121	Not Applicable	Operating capital; commercialization of SolidAIRity Flex®; research and development for Sentry CT™	October 31, 2023 through December 31, 2023	Regulation CF
Convertible Notes	$2,290,000	None	Advancement of product portfolio,	December 10, 2020 through	Regulation D Rule 506(b)

			design enhancements, commercialize and growth of Adult SolidAIRity Flex®	August 22, 2022	
Preferred Interests	$3,097,500	123.90 Units	Advancement of product portfolio, design enhancements	March 26, 2019 Through June 1, 2020	Regulation D Rule 506(b)

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity interests, calculated on the basis of voting power; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company has disclosed here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of ten percent (10%) or more of the issuer's outstanding voting equity interests, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Notes Payable

In 2015 and 2019, three managers, Dr. Kanowitz, Ms. Blazevich, and Mr. Bruning, loaned to the Company $257,567 in the form of Manager Non-Convertible Notes. An additional $405,011 have been advanced to date. The notes bear interest at 6 percent and are due on demand. As of May 15, 2023, the balance of the notes is $887,773, which includes accrued interest of $225,195 as of March 31, 2023.

In 2018, the Company issued the 2018 Non-Convertible Notes payable to Dr. Kanowitz and his spouse for a sum totaling $1,000,000. In 2019, the Company issued the 2019 Non-Convertible Notes payable to Dr. Kanowitz and his spouse for a sum totaling $600,000. In February 2023, the 2018 Non-Convertible Notes and the 2019 Non-Convertible Notes were amended and restated to consolidate the original promissory notes into a single amended and restated unsecured non-convertible promissory note. Such AR Non-Convertible Note capitalizes all interest accrued as additional principal, which increased the principal amount to a total of $2,385,623; changes the interest rate to 10% per annum; and changes the maturity dates to December 31, 2024. As of May 15, 2023 the balance of the notes is $2,420,264, which includes accrued interest of $34,641.

In 2020, the Company issued the Notes payable to a member for $150,000. The note bears interest at 11.5 percent and is due December 10, 2022. As of December 31, 2021, the balance of this portion of the Notes is $168,242, which includes accrued interest of $18,242.

In 2021, the Company issued the Notes payable to a member for $250,000. The note bears interest at 11.5 percent and is due June 7, 2023. As of December 31, 2021, the balance of this portion of the Notes is $257,325, which includes accrued interest of $7,325.

In February 2022, the Company amended the Notes issued in 2020 and 2021 and continues to issue the Notes. The Notes bear an interest rate of 10% per annum. The outstanding principal balance and any unpaid accrued interest of the Notes shall be due and payable on the amended Note Maturity Date of December 31, 2023.

In February 2023, the Company issued the 2023 Manager Non-Convertible Notes payable to a manager and member for up to an aggregate amount of $500,000. As of May 15, 2023, a total advances that the note holder made to the Company is $25,000, and the balance of the note is $25,000, which includes accrued interest of $0. The note bear interest at 10 percent annually and is due at the earliest to occur of (i) December 31, 2025 and an Event of Default (as defined by the non-convertible note).

For more information about the Manager Non-Convertible Notes, the AR Non-Convertible Notes, the Notes, and the updated balances related thereto, please refer to the *Capitalization, Debt and Ownership* section and the *Financial Information* section.

Profit Interests

In 2011 and 2020, the Company entered into an award agreement with Ms. Blazevich, granting them 160 units (160 vested and 0 unvested as of May 15, 2023).

In 2017 and 2020, the Company entered into an award agreement with Mr. Bruning, granting them 176 units (98 vested, 62 unvested, 4 transferred, and 12 forfeited as of May 15, 2023).

In 2020, 2021 and 2022, the Company entered into award agreements with members, totaling grants of 206 units, whereby 94.4 units were vested, 72.4 units are unvested, 39.2 units were forfeited as of May 15, 2023.

For more information about the Profit Interests, please refer to the *Capitalization, Debt and Ownership* section.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

PERSONS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN PERSONS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

LEGAL MATTERS

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.securisyn.com.

The Company must continue to comply with the ongoing reporting requirements until:

    (1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with any ongoing reporting requirements of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an exhibit to this Form C-AR or which will be made available upon reasonable request.

The Company is prepared to furnish, upon reasonable request, a copy of the forms of any documents referenced in this Form C-AR.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mark Bruning	
(Signature)	
Mark Bruning	
(Name)	
President and Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elyse Blazevich	
(Signature)	
Elyse Blazevich	
(Name)	
Manager	
(Title)	
June 9, 2023	
(Date)	
/s/ Mark Bruning	
(Signature)	
Mark Bruning	
(Name)	
Manager	
(Title)	
June 9, 2023	
(Date)	

/s/Arthur Kanowitz
_____
(Signature)

Arthur Kanowitz
_____
(Name)

Manager
_____
(Title)

June 9, 2023
_____
(Date)

/s/ Bruno Darré
_____
(Signature)

Bruno Darré
_____
(Name)

Manager
_____
(Title)

June 9, 2023
_____
(Date)

/s/ Troy Noem
_____
(Signature)

Troy Noem
_____
(Name)

Manager
_____
(Title)

June 9, 2023
_____
(Date)

EXHIBIT A

Financial Statements

Securisyn Medical, LLC

Financial Report
December 31, 2022

Securisyn Medical, LLC

Contents



Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

Independent Auditor's Report

To the Members and Board of Directors
Securisyn Medical, LLC

Opinion

We have audited the financial statements of Securisyn Medical, LLC (the "Company"), which comprise the balance sheet as of December 31, 2022 and 2021 and the related statements of operations, members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audits of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audits of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that audits conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



To the Members and Board of Directors
Securisyn Medical, LLC

In performing audits in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audits.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

Plante & Moran, PLLC

April 28, 2023

Securisyn Medical, LLC

Balance Sheet

December 31, 2022 and 2021

	2022	2021
Assets		
Current Assets		
Cash	$ 372,183	$ 369,852
Grant receivables	101,781	4,618
Inventory	8,558	1,088
Prepaid expenses	384,342	18,214
Total current assets	866,864	393,772
Property and Equipment - Net	89,878	146,152
Patents - Net	359,959	312,063
Total assets	**$ 1,316,701**	**$ 851,987**
Liabilities and Members' Deficit		
Current Liabilities		
Accounts payable	$ 230,332	$ 126,223
Related party notes payable	2,097,651	838,216
Notes payable	1,290,000	-
Deferred revenue	220,798	-
Accrued and other current liabilities	157,724	97,036
Total current liabilities	3,996,505	1,061,475
Related Party Notes Payable - Net of current portion	2,367,475	2,762,714
Other SBA Loans	522,613	503,863
Simple Agreement for Future Equity (SAFE)	114,122	-
Total liabilities	7,000,715	4,328,052
Members' Deficit	(5,684,014)	(3,476,065)
Total liabilities and members' deficit	**$ 1,316,701**	**$ 851,987**

See notes to financial statements.

Securisyn Medical, LLC

Statement of Operations

Years Ended December 31, 2022 and 2021

	2022	2021
Net Sales	$ 4,243	$ -
Selling, General, and Administrative Expenses	1,810,675	1,031,238
Product Development Expenses	111,257	132,422
Impairment of Property and Equipment	653	3,368
Operating Loss	(1,918,342)	(1,167,028)
Nonoperating Income (Expense)		
Interest income	1,157	84
Other income	112,498	4,454
Interest expense	(127,899)	-
Interest expense - Related party	(308,151)	(246,666)
Gain on forgiveness of PPP loan	-	147,300
Total nonoperating expense	(322,395)	(94,828)
Net Loss	**$ (2,240,737)**	**$ (1,261,856)**

See notes to financial statements.

Securisyn Medical, LLC

Statement of Members' Deficit

Years Ended December 31, 2022 and 2021

	Common	Preferred	Profit Interest Plan	Accumulated Deficit	Total
Balance - January 1, 2021	$ 233,523	$ 8,919,515	$ 312,966	$ (11,686,704)	$ (2,220,700)
Net loss	-	-	-	(1,261,856)	(1,261,856)
Profit interest plan expense	-	-	6,491	-	6,491
Balance - December 31, 2021	233,523	8,919,515	319,457	(12,948,560)	(3,476,065)
Net loss	-	-	-	(2,240,737)	(2,240,737)
Profit interest plan expense	-	-	32,788	-	32,788
Balance - December 31, 2022	$ **233,523**	$ **8,919,515**	**352,245**	$ **(15,189,297)**	$ **(5,684,014)**

See notes to financial statements.

5

Securisyn Medical, LLC

Statement of Cash Flows

Years Ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities		
Net loss	$ (2,240,737)	$ (1,261,856)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	77,071	33,114
Amortization of patents	13,579	2,735
Accrued interest	432,946	242,589
Impairment of property and equipment	653	3,368
Profit interest plan expense	32,788	6,491
Gain on forgiveness of debt	-	(147,300)
Deferred revenue	220,798	-
Changes in operating assets and liabilities that (used) provided cash and cash equivalents:		
Grant receivables	(97,163)	41,000
Inventory	(7,470)	(1,088)
Prepaid expenses	(366,128)	12,064
Accounts payable	104,109	39,833
Accrued and other liabilities	60,688	(16,497)
Net cash used in operating activities	(1,768,866)	(1,045,547)
Cash Flows from Investing Activities		
Purchase of property and equipment	(21,450)	(116,617)
Cash paid for patents	(61,475)	(98,502)
Net cash used in investing activities	(82,925)	(215,119)
Cash Flows from Financing Activities		
Proceeds from debt	1,740,000	400,000
Proceeds from SBA loans	-	500,000
Proceeds from SAFE	114,122	-
Net cash provided by financing activities	1,854,122	900,000
Net Increase (Decrease) in Cash	2,331	(360,666)
Cash - Beginning of year	369,852	730,518
Cash - End of year	**$ 372,183**	**$ 369,852**

See notes to financial statements.

Note 1 - Nature of Business

Securisyn Medical, LLC (the "Company") is a Colorado limited liability company formed in January 2011 and headquartered in Littleton, Colorado. The Company is an innovative developer of medical smooth tube securement solutions aimed to reduce preventable high-risk and costly complications associated with accidental tube dislodgements in adult and pediatric patients. The Company's robust new product development pipeline is centered around its breakthrough tube securement technology and is fueled by significant nondilutive grant funding from the U.S. Military, National Institutes of Health, and Colorado's Office of Economic Development & International Trade.

The Company's flagship product line, SolidAIRity®, is a family of the world's first and only endotracheal breathing tube (ETT) securement systems featuring Interlock™, a patented ribbed breathing tube securement technology. Interlock™ replaces the traditionally smooth breathing tube surface with a rigid interface designed to provide strong and reliable securement against unintended movement or migration. Designed to deliver unmatched safety and stability in endotracheal intubation compared to legacy endotracheal tube holder options, the SolidAIRity® family of devices stand up to significantly more force than the leading competition, securing endotracheal tubes against up to 60 lbs. of axial force.

In November 2021, the Company launched its FDA registered, Class I SolidAIRity Flex™ Adult ETT Securement device into its first live critical care setting for patient usage, receiving strong early validation of clinical efficacy and user satisfaction. In early to mid-2022, the Company brought on additional sites and patients to collect additional data to further support its value proposition and commercialization. To facilitate greater market adoption at scale, the Company continued iterating its adult S-Flex device, driven by direct caregiver feedback and device performance learnings from our limited market release (LMR), resulting in key device improvements in user experience and clinical benefits. In June 2022, the Company signed a strategic five-year commercialization contract with SunMed Group Holdings (SunMed), a global manufacturer and distributor of one of the world's most comprehensive portfolios of consumable medical devices for anesthesia and respiratory care. This agreement allows both companies to collate their respective expertise in the engineering, design, manufacturing, and distribution of novel airway securement devices, serving the care continuum for all patient groups domestically and internationally.

The Company plans to continue its research and development and manufacturing of additional ETT securement devices for the neonatal, pediatric, emergency medical services (EMS), and operating room (OR) patient populations for market launch over the next 12-36 months, also supported by the comprehensive SunMed agreement.

The Company continues to expand and update its Intellectual Property (IP) portfolio for medical devices, both disposable and capital equipment, which address several complications associated with managing a patient's airway or securing smooth tubes in health care, with 7 issued patents and 10 patents in various stages of prosecution. In 2022, 1 additional U.S. patent was issued, 3 additional international patents were published, 1 Canadian National Phase patent was filed, 1 additional U.S. Utility patent was filed, and 3 additional U.S. Provisional Patents were filed.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Note 2 - Significant Accounting Policies (Continued)

The Company has accumulated a deficit of $15,189,297 and $12,948,560 as of December 31, 2022 and 2021, respectively, and has not generated positive cash flow from operations for both years. Operations have been funded primarily by private equity offerings and related party notes payable, and the Company has not generated the significant revenue required to support operations through the end of 2022. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management acknowledged that, in its current financial condition, the Company would be unable to meet its obligations.

Management intends to obtain additional financing subsequent to the balance sheet date and anticipates revenue from product sales to commence in 2023. The Company completed additional debt financing in 2022 (see Note 12). Because it is not possible at this time to predict the outcome of management's efforts, substantial doubt remains regarding the ability of the Company to continue as a going concern during the following year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

As of and during the years ended December 31, 2022 and 2021, the Company maintained cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash.

Inventory

Inventory is stated at the lower of cost or net realizable value, with cost determined on the first-in, first-out (FIFO) method. There was no impairment or obsolescence reserve at December 31, 2022 and 2021.

Property and Equipment

Property and equipment are recorded at cost. The straight-line method is used for computing depreciation. Assets are depreciated over their estimated useful lives. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

Patent Costs

The Company capitalizes patent costs, as patents are the basis of the Company's future revenue. The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents. Patents are recorded at cost and are amortized, beginning when a patent issues, over the lesser of the patents' respective economic or legal lives, which the Company estimates to be 15-20 years, using the straight-line method. The Company evaluates the capitalized intellectual property costs for impairment and writes off costs related to any patents that it has determined will no longer be pursued by the Company or any denied patents. No patents were impaired in 2022 and 2021.

Note 2 - Significant Accounting Policies (Continued)

Impairment or Disposal of Long-lived Assets

The Company reviews the recoverability of long-lived assets, including furniture, equipment, and other intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

The Company determined there was no future cash flow related to SolidAIRity III based on the Company's renewed focus on other product lines, which indicated the carrying value of the manufacturing equipment related to this product should be impaired. The Company recorded impairment expense of $653 and $3,368 for the years ended December 31, 2022 and 2021, respectively.

Revenue Recognition

The Company currently does not have normal commercial operations, and revenue to date is primarily from grants and contracts with the government. The Company had minimal sales in 2022.

Under accounting principles generally accepted in the United States of America (U.S. GAAP), government grants are recognized as income in the period in which the Company has substantially overcome all measurable performance-related barriers necessary to be entitled to keep the grant funds. As of December 31, 2022 and 2021, the Company has assessed that all requirements were achieved and, therefore, has recorded grant revenue of approximately $112,500 and $1,300, respectively, consistent with U.S. GAAP. The grant revenue is included in other income on the statement of operations.

For grant revenue, the Company had two main sources of government grants during 2022 and 2021: the Colorado Office of Economic Development & International Trade Grant (OEDIT) and the National Institute of Child Health & Human Development (NIH).

For the OEDIT grant, the Company has multiple performance obligations, such as the completion of verification and validation testing, applying for and receiving regulatory approval, and submitting data for publication. Each of these performance obligations is interrelated, and the Company needs to achieve each promise to continue to move through the statement of work. The transaction price for each performance obligation is explicitly stated in the contract. Revenue is recognized at a point in time when each performance obligation is deemed to have been met.

For the NIH grant, the Company has one performance obligation, to support MinnHealth in advancing the prototype to production design. This is a cost reimbursable grant and payments are made to the Company on a schedule explicitly stated in the contract and is aligned with the planned spending for the award. Revenue is recognized at a point in time when each payment has been paid.

Advertising Expense

Advertising expense is charged to expense during the year in which it is incurred. Advertising expense for 2022 and 2021 was $9,405 and $34,759, respectively.

Income Taxes

The Company is treated as a limited liability company for federal income tax purposes. Consequently, federal income taxes are not payable or provided for by the Company. Members are taxed individually on their pro rata ownership share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

Note 2 - Significant Accounting Policies (Continued)

No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the respective members on their income tax returns.

Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets and other inputs, such as interest rates and yield curves, that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset or liability.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Partnership's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Company estimated the fair value of the Simple Agreement for Future Equity (SAFE) as the transaction was completed through an offering that closed on December 31, 2022. The Company will estimate the fair value of the liability annually. The SAFE liability is a stand-alone liability that is measured at fair value on a recurring basis based on Level 1 inputs (see Note 9).

Upcoming Accounting Pronouncement

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The ASU includes changes to the accounting and measurement of financial assets, including the Company's accounts receivable, by requiring the Company to recognize an allowance for all expected losses over the life of the financial asset at origination. This is different from the current practice where an allowance is not recognized until the losses are considered probable. Credit losses are recognized through the recording of an allowance rather than as a write-down of the carrying value. The new guidance will be effective for the Company's year ending December 31, 2023. Upon adoption, the ASU will be applied using a modified retrospective transition method to the beginning of the earliest period presented.

Note 3 - Adoption of New Accounting Pronouncements

Effective January 1, 2022, the Company adopted Accounting Standards Update (ASU) No. 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)*, to simplify accounting for certain financial instruments. ASU No. 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity's own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity's own equity. There was no significant impact on the financial statements for the year ended December 31, 2022 from adoption of the ASU.

Note 3 - Adoption of New Accounting Pronouncements (Continued)

As of January 1, 2022, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Update No. 2016-02, *Leases*. The ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. The Company elected to adopt the ASU using the modified retrospective method as of January 1, 2022.

The Company leased a facility under noncancelable operating leases that expired in February 2021. The lease required the Company to pay taxes, insurance, utilities, and maintenance costs. The Company did not renew the lease at the end of the lease term, as the Company is now working remotely and an office lease is no longer needed. The Company leases five storage units on a month-to-month basis. The Company has no future minimum lease obligations on the units. For the years ended December 31, 2022 and 2021, total rent expense under these leases was $13,338 and $11,693, respectively. As these leases are short-term leases, there is no right-of-use asset and lease liability.

Note 4 - Property and Equipment

Property and equipment are summarized as follows:

	2022	2021	Depreciable Life - Years
Machinery and equipment	$ 140,000	$ 121,650	5
Furniture and fixtures	163,417	163,417	5
Software	7,519	6,680	3
Total cost	310,936	291,747	
Accumulated depreciation and amortization	221,058	145,595	
Net property and equipment	$ 89,878	$ 146,152	

Depreciation and amortization expense related to property and equipment for 2022 and 2021 was $77,071 and $33,114, respectively.

Note 5 - Patents

Intangible assets of the Company at December 31, 2022 and 2021 are summarized as follows:

	2022	2021
Gross patent costs	$ 441,237	$ 379,762
Accumulated amortization	(81,278)	(67,699)
Total patents - Net	$ 359,959	$ 312,063

Amortization expense for patents totaled $13,579 and $2,735 for the years ended December 31, 2022 and 2021, respectively.

Note 5 - Patents (Continued)

Estimated amortization expense for the years ending December 31 is as follows:

Years Ending	Amount
2023	$ 13,685
2024	13,685
2025	13,685
2026	13,685
2027	13,685
Thereafter	63,012
Total	$ 131,437

The future amortization expense does not include $216,476 of patent costs related to patents that have not yet been approved and issued, which will be when amortization begins.

Note 6 - Notes Payable

In 2015 and 2019, the Company entered into notes payable with three members for an original sum totaling $257,567 plus any future advances. There were no advances in 2022, and total advances to date are $405,011. The notes bear interest at 6 percent and are due on demand. As of December 31, 2022 and 2021, the balance of the notes is $877,971 and $838,216, which includes accrued interest of $215,392 and $175,638, respectively.

In a previous year, the Company entered into nonconvertible notes payable with members and nonmembers totaling $1,600,000. The notes bear interest at 11.5 percent and were amended during 2022 to be due at different dates during 2023. As of December 31, 2022 and 2021, the balance of the notes is $2,367,475 and $2,183,475, which includes accrued interest of $767,475 and $583,475, respectively. As discussed in Note 14, the note was amended subsequent to year end to extend the maturity date to December 31, 2024. Accordingly, the balance has been classified as noncurrent on the balance sheet.

In 2020, the Company entered into 1 convertible note payable with one member for $150,000. In 2021, the Company then entered into 3 convertible notes payable with three investors for $400,000. The notes bore interest at 11.5 percent and were due in 2022 and 2023. These notes were amended in 2022 to restate the interest rate to 10 percent, as well as extend maturity dates to December 31, 2023. In 2022, the Company entered into an additional 17 convertible notes for $1,740,000, of which $450,000 was with members and $1,290,000 was with unrelated parties, with the same terms. In the event the Company completes a sale of shares on or before the maturity date in which the total proceeds to the Company are no less than $10 million (the "Qualified Financing"), the note (principal and unpaid accrued interest) will automatically convert into the same class of equity sold in the Qualified Financing at a conversion price of the lesser of 80 percent of the share price paid by investors, and an amount equal to $40 million divided by the fully diluted capitalization immediately prior to the conversion, resulting in a beneficial conversion feature. The notes also have an optional conversion feature to convert at the same price, as described in the Qualified Financing, at such time as the Company completes any financing that does not meet the definition of a qualified financing. Upon a change of control, the Company shall pay the holder 150 percent of the outstanding principal balance and all accrued interest in full prior to the closing of the transaction. As of December 31, 2022 and 2021, the total balance of the notes payable and related party notes payable is $2,512,010 and $579,238, which includes accrued interest of $222,010 and $29,238, respectively.

Note 7 - Paycheck Protection Program Loan

During the year ended December 31, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $147,300. The PPP loan program was created under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and is administered by the Small Business Administration (SBA). Under the terms of this program, the loan may be fully or partially forgiven if the loan proceeds are spent on qualifying expenses and if staffing level and salary maintenance requirements are met. The Company may use the funds on qualifying expenses over a covered period of up to 24 weeks. At the conclusion of the covered period, any balance that is not forgiven by the SBA will be repaid over a period of five years, with interest accruing at a rate of 1 percent and monthly payments of principal and interest beginning 10 months after the conclusion of the covered period. Based on the loan amount, irrespective of any potential forgiveness that may be granted in the future, monthly principal payments would be approximately $2,500 during the repayment period.

At December 31, 2020, the outstanding balance of the PPP loan was $147,300, which was classified as debt on the balance sheet. Given the complexity of the PPP loan, as the terms and conditions continued to be clarified, and that the lender has not provided clarity on terms of repayment, the Company was required to estimate multiple aspects of the repayment schedule, including the end of the deferral period, repayment start date, and monthly payment amounts. These assumptions were subject to uncertainty until the Company received forgiveness.

During the year ended December 31, 2021, the Company applied for and received notification of forgiveness of the entire loan balance. The amount of the loan forgiven has been recorded as cancellation of debt income in 2021.

Note 8 - Other SBA Loans

During 2021, the Company entered into additional loans with the SBA for a total $500,000. Interest accrues at 3.75 percent per annum. Payments of $2,435 begin 18 months after the date of the original loan. The loans mature in 2051 and are collateralized by all real property of the Company. Interest expense for the years ended December 31, 2022 and 2021 was $22,613 and $3,863, respectively.

Estimated payments for the years ending December 31 are as follows:

Years Ending	Amount
2023	$ 29,220
2024	29,220
2025	29,220
2026	29,220
2027	29,220
Thereafter	353,900
Total	$ 500,000

Note 9 - Simple Agreement for Future Equity (SAFE)

The Company entered into a Regulation Crowdfunding Offering Agreement (Crowdfunding) in September 2021 with another third-party nominee, pursuant to which the Company prepared and launched a Regulation Crowdfunding securities offering facilitated by the nominee (the "Offering"). The Company was responsible to set all conditions for the Offering and was responsible for all costs and commissions associated with the Offering. The Offering was a minimum of $100,000 and up to a maximum of $5,000,000 of Crowdfunding. The minimum and maximum amount an investor may invest in the Offering is $100 and $500,000, respectively. As part of the Offering, the Company was required to raise an amount equal to or greater than $100,000 by December 31, 2022. The Crowdfunding closed on December 31, 2022, and the Company received the funds in the amount of $114,122, which is included on the balance sheet as of December 31, 2022. The Offering was classified as a liability under ASC 480 and will be marked to market at each reporting period as a gain or loss in the statement of operations.

In the event the Company completes a sale of shares on or before the maturity date in which the total proceeds to the Company are no less than $10 million (the "Equity Financing"), the Crowdfunding will automatically convert into the same class of equity sold in the Equity Financing at a conversion price of the greater of 80 percent of the share price paid by investors, and an amount equal to $40 million divided by the aggregate number of all issued and outstanding capital interests assuming full conversion or exercise of all convertible and exercisable securities then outstanding. The note also has a conversion after the first Equity Financing to convert at the same price, as described in the Equity Financing, if the Company elects to convert upon an equity financing other than the first Equity Financing. In addition, there is a conversion upon a liquidity event (meaning a change in control or IPO) prior to an equity financing in which the investor will receive within 30 days of receiving notice, either a cash payment equal to the subscription amount (Cash Out Option) or a number of common interests equal to the subscription amount divided by the valuation cap and the number as of immediately prior to the liquidity event, of capital interests outstanding. Finally, there is a conversion upon a liquidity event after an equity financing, in which the investor, within 30 days of receiving notice, will receive either a Cash Out Option or a number of capital interests equal to the subscription amount divided by the first Equity Financing price.

Note 10 - Members' Equity

The common members manage the Company through voting rights. The common members have collectively contributed capital totaling $233,522. The capital contributed by the common members consists of $175,000 in cash and $58,522 in other assets, consisting of the patent and trademark rights, all contracts and all work in progress relating to the product, and certain prepaid legal costs.

Between 2011 and 2020, the Company sold preferred members' interest issued under three different offerings, which raised gross proceeds of $8,149,250, net of $205,446 in direct offering costs. The Company did not sell any preferred member interests during 2021 or 2022. As of December 31, 2022 and 2021, common members controlled 59 percent of the Company's voting interests.

Owners of preferred members' interests are entitled to a cumulative 8 percent per year preferred capital return, which, at December 31, 2022, was $6,001,080. In addition, the preferred members have a right to share in any remaining company profits at the rate of one unit per $25,000 capital contribution. Distributions to members are subject to available cash, as determined by the managers of the Company in their sole discretion. Upon notice provided by the preferred members to the Company, preferred members may put their preferred interests to the Company commencing on April 1, 2016 and April 1 of each subsequent year thereafter until 2022, subject to available cash, as determined by the managers of the Company in their sole discretion. During 2021, one member who contributed $100,000 in total put their interests to the Company. The board voted not to repurchase the interests. There were no contributions in 2022.

Note 10 - Members' Equity (Continued)

Profit Interest Plan

The Company adopted the 2011 Profit Interest Plan (the "Profit Interest Plan"), where the Company may grant profit interests of the Company to employees of the Company (Profit Interests). Profit Interests granted under the Profit Interest Plan generally vest 25 percent immediately, 12.5 percent one year after the grant date, 12.5 percent two years after the grant date, and 25 percent on the third and fourth anniversary of the grant date, or immediately upon a defined change in control. Alternatively, Profit Interests can also vest upon achievement of a prescribed milestone, as set forth in the holders' profit interest agreement. The Company has the option, but not the requirement, for six months after the termination of the holder to repurchase vested Profit Interests from the holder upon the holder's termination of employment at fair market value. The common members have voting rights commensurate with their Profit Interests in the Company, similar to the preferred members. Distributions to common members will occur only after distributions to the preferred members, as defined in the operating agreement. Profit Interests are subject to an enterprise benchmark at the date of grant and may only share in the appreciation of the Company above their initial benchmark.

Management estimated the grant-date fair value of the Profit Interests based on the Company's risk-adjusted enterprise value. The resulting total was then allocated to each member class based on the allocation structure defined in the operating agreement. The fair value allocated to the Profit Interests granted was approximately $1,244,000. The remaining $16,000 will be recognized over the requisite service period, which approximates the vesting period of the units, which is approximately three years. The Profit Interest Plan was determined to be an equity-based plan.

During the year ended December 31, 2022, 8 Profit Interests were granted, no Profit Interests were forfeited, 73.40 Profit Interests were vested, and 152.80 units of Profit Interests are reserved and outstanding, with 364.80 units vested. During the year ended December 31, 2021, 164 Profit Interests were granted, 36 Profit Interests were forfeited, 73.40 Profit Interests were vested, and 218.20 units of Profit Interests are reserved and outstanding, with 291.4 units vested.

Note 11 - Commitments

The Company has a commitment to purchase inventory from a manufacturer and has entered into multiple research and development contracts and product manufacturing contracts that will require it to pay approximately $295,000 in 2023, $75,000 in 2024, and $100,000 in 2025.

Note 12 - Related Party Transactions

The following is a description of transactions between the Company and related parties:

Notes Payable

In previous years, the Company entered into notes payable with members. During 2022 and 2021, the Company also entered into convertible and nonconvertible notes payable with members and nonmembers (see Note 6).

Note 13 - Retirement Plans

The Company has a 401(k) Plan (the "Plan") to provide retirement and incidental benefits for its employees. Employees may contribute a percentage of their annual compensation after 90 days of service to the Plan, limited to a maximum annual amount updated annually by the Internal Revenue Service (IRS). The Company matches employee contributions 100 percent up to 3 percent and 50 percent up to 5 percent. The Company's estimated contributions to the Plan total $31,859 and $18,087 for the years ended December 31, 2022 and 2021, respectively; this amount is trued-up after the year based on actual results and may result in a different actual contribution amount.

Note 14 - Subsequent Events

The Company has evaluated all subsequent events through April 28, 2023, which is the date the financial statements were available to be issued.

On February 6, 2023, four nonconvertible promissory notes held by investors were amended and restated into a single note extending the maturity date to December 31, 2024. Also on that date, the Company executed an unsecured nonconvertible promissory note with the same investors for up to $500,000 at an interest rate of 10 percent per year and a maturity date of December 31, 2025. The Company has not received any principal payments from the note holder.

Effective February 22, 2023, the Company was awarded $249,000 from the Advanced Industries Early-Stage Capital and Retention Grant by the Office of Economic Development and International Trade. The first advanced payment of $24,975 was received in February 2023.

In March 2023, the Company managers consented to further expand and extend the convertible debt financing from $2,500,000 to $4,000,000 and to extend the maturity dates of the existing notes.

On March 8, 2023, the Company signed a distribution agreement with Panakeia for exclusive rights to market and sell SolidAIRity Flex in the U.S. Military Health System and other Federal Government Agencies.